

Invesco Ltd.
Notice of 2018 Annual General Meeting of Shareholders

# Proxy Statement

**Your vote is important**: Please vote by using the Internet, the telephone or by signing, dating and returning a proxy card



## Our purpose

Delivering an investment experience that helps
people get more out of life

## Our multi-year strategic objectives

- Achieve strong investment performance
- Be instrumental to our clients' success
- Harness the power of our global platform
- Perpetuate a high-performance organization

## Our beliefs put clients at the center of everything we do

- Pure focus on investing
- Passion to exceed
- Diversity of thought and a collaborative culture
- A comprehensive range of capabilities enables
  us to meet the unique needs of clients
- A high-conviction approach is more impactful
- Patience leads to better results over time



## Our beliefs enable us to

- Inspire the consistent behaviors and discipline that
  help generate strong, long-term investment performance
  for our clients
- Maintain an engaging work environment that helps us attract,
  develop, motivate and retain the best talent in the industry

# Q&A with Chairperson of Our Board



Ben Johnson has served as Chairperson since 2014 and as a non-executive director of our company since 2009.

**How does the Board approach director recruitment?**
Shareholders are rightly interested in the composition and effectiveness of the Board. The Board remains committed to ensuring that it is composed of a highly capable group of directors who are well-equipped to oversee the challenges the company will encounter and effectively represent the interests of shareholders. Providing our Board with the appropriate balance of expertise, experience, continuity, as well as new perspectives is an important component to a well-functioning board. Nomination criteria are adjusted as needed to ensure that our Board as a whole continues to reflect the appropriate mix of skills and experience. We encourage you to review the qualifications, skills and experience that we have identified as important attributes for directors of our company and how they match up to our directors.

**How does the Board evaluate its effectiveness?**
It has always been the aim of the Board to operate in the most effective and efficient manner possible. Therefore, each year the Board, with the assistance of an external advisor specializing in corporate governance, conducts an evaluation of the performance of our Board and each of its committees. Directors participate in one-on-one interviews with the advisor and receive in-person feedback from the advisor based on these confidential and private interviews. The directors then determine if the Board needs to modify its activities to further enhance the operations of the Board and its committees. In addition to the interviews of each director, interviews are also conducted with those members of executive management who work with and observe the operation of the Board on a regular basis.

**Can you discuss the Board's role in shareholder engagement?**
As we conduct the activities of the Board, a key priority is ensuring robust outreach and engagement with you, the owners of the company. Partnering with management, we receive feedback from shareholders throughout the year on a variety of topics, including environmental, social and governance ("ESG") topics and executive compensation. We listen and carefully consider your perspectives in our decision-making process and make enhancements to our governance and executive compensation programs, from time-to-time, based on your input.

**How does the company's executive compensation program align with its shareholders' interest?**
To support our multi-year strategic objectives, the Board's compensation committee has structured our compensation programs for our executives, investment professionals and other employees to align individual rewards with client and shareholder success. Engagement with shareholders in the fall and winter of 2017 reaffirmed our belief that our compensation programs are sound and appropriately aligned with the long-term interests of our clients and shareholders. Furthermore, our shareholders positively acknowledged our recent enhancements to our compensation programs that more effectively link the programs with the company's progress against its strategic objectives, annual operating plan and long-term shareholder value creation.

**How do I communicate with the Board?**
The Board is committed to continuing to engage with shareholders and encourages an open dialogue. Please continue to share your thoughts with us as we value your input, investment and support. Communications with the Board can be addressed to the Board of Directors in care of the Office of the Company Secretary, Invesco Ltd., 1555 Peachtree Street NE, Atlanta, Georgia 30309 or by e-mail to company.secretary@invesco.com.

**Where and when is the annual meeting this year?**
You are cordially invited to attend the 2018 Annual General Meeting of Shareholders of Invesco Ltd., which will be held on Thursday, May 10, 2018, at 1:00 p.m., eastern time, at Invesco's Global Headquarters, 1555 Peachtree Street N.E., Atlanta, Georgia 30309.

# Notice of 2018 Annual General Meeting of Shareholders

To our Shareholders:

The 2018 Annual General Meeting of Shareholders of Invesco Ltd. will be held at the following location and for the following purpose:

**When**
Thursday, May 10, 2018, at 1:00 p.m., eastern time

**Where**
Invesco's Global Headquarters
1555 Peachtree Street N.E.
18th Floor
Atlanta, Georgia 30309

**Items of business**

| | |
|---|---|
| 1 | To elect nine (9) directors to the Board of Directors to hold office until the annual general meeting of shareholders in 2019; |
| 2 | To hold an advisory vote to approve the company's executive compensation; |
| 3 | To appoint PricewaterhouseCoopers LLP as the company's independent registered public accounting firm for the fiscal year ending December 31, 2018; |
| 4 | To consider a shareholder proposal, if properly presented; and |
| 5 | To consider and act upon such other business as may properly come before the meeting or any adjournment thereof. |

During the Annual General Meeting, the audited consolidated financial statements for the fiscal year ended December 31, 2017 of the company will be presented.

**Who can vote**
Only holders of record of Invesco Ltd. common shares on March 12, 2018 are entitled to notice of, to attend and vote at the Annual General Meeting and any adjournment or postponement thereof.

**Review your Proxy Statement and vote in one of four ways:**



| **Via the Internet** | **By telephone** | **By mail** | **In person** |
|---|---|---|---|
| Visit the web site listed on your Notice | Call the telephone number listed on your Notice | Sign, date and return a requested proxy card | Attend the Annual General Meeting in Atlanta, Georgia |

By order of the Board of Directors,

Kevin M. Carome
Company Secretary
March 27, 2018

# Table of contents

# Proxy Statement Summary

**Our 2017 highlights**

Invesco continued to make progress against our multi-year strategic objectives (outlined below), which enabled us to deliver strong, long-term investment performance to clients, further advance our competitive position and deliver solid returns to shareholders. We achieved nine consecutive years of positive, long-term net flows and record adjusted diluted earnings-per-share. We also took advantage of opportunities in the market and further invested in our capabilities, our global platform and our people in ways that strengthened our business and further differentiated us in the marketplace to help ensure our long-term success.

After a review of the company's financial performance, our Compensation Committee determined that the company-wide incentive pool should be slightly increased for 2017. After reviewing key outcomes in the context of our multi-year strategic objectives and annual operating plan, the committee, as part of its rigorous and judicious executive compensation decision-making, determined that our chief executive officer's total incentive compensation should be increased by approximately 2.5%.

**2017 Financial performance (year-over-year change)**

| Annual adjusted operating income[1] | Annual adjusted operating margin[1] | Annual adjusted diluted EPS[1] | Long-Term Organic Growth Rate[2] |
|---|---|---|---|
| $1.5 billion (+12.8%) | 39.4% (+0.7 percentage points) | $2.70 (+21.1%) | 1.7% (-0.9 percentage points) |

1 The adjusted financial measures are all non-GAAP financial measures. See the information in Appendix B of this Proxy Statement regarding Non-GAAP financial measures.
2 Annualized long-term organic growth rate is calculated using long-term net flows divided by opening long-term AUM for the period. Long-term AUM excludes institutional money market and non-management fee earning AUM.

**We continued to successfully execute our strategic objectives for the benefit of clients and shareholders**

We focus on four key multi-year strategic objectives set forth in the table below that are designed to maintain our focus on meeting client needs and strengthen our business over time for the benefit of shareholders. As described below, in 2017 we made significant progress against our strategic objectives and enhanced our ability to deliver strong outcomes to clients while further positioning the firm for long-term success.

| Our strategic objectives | 2017 achievements – a strong focus on delivering better outcomes to clients and strengthening our competitive position |
|---|---|
| Achieve strong investment performance | Percent of our actively managed assets in the top half of our peer group. See Appendix A for important disclosures regarding AUM ranking.<br><br>■ Assets top half of peer group   ■ Assets bottom half of peer group<br><br><br><br>– Further strengthened our investment culture, which enabled us to deliver strong, long-term investment performance to our clients across the globe: 64% and 75% of measured actively managed ranked assets in the top half of peer groups on a three- and five-year basis, respectively. |

| Our strategic objectives | 2017 Achievements (continued) |
| --- | --- |
| **Achieve strong investment performance (continued)** | - A number of our investment teams were recognized by leading financial publications and the industry, including one publication that named Invesco Perpetual "Fund Manager of the Year" for the third straight year.<br>- Our International Growth team in the US celebrated 25 years of out-performance. The fund has consistently outperformed its benchmark 100% of the time over all 80 quarterly five-year rolling periods since inception. |
| **Be instrumental to our clients' success** | - Continued to build our comprehensive range of active, passive and alternative capabilities while strengthening our scale and relevance in key capabilities:<br>  - Completed the acquisition of a leading independent specialist provider of exchange-traded funds (ETFs) based in Europe; and<br>  - Announced our intention to acquire Guggenheim Investments' ETF business, which includes 76 ETFs that will strengthen the depth, breadth and diversity of Invesco's traditional and smart beta ETFs.<br>- Continued to expand our Invesco Solutions team, which brings together the full capabilities of the firm to provide outcomes that help clients meet their investment objectives. |
| **Harness the power of our global platform** | - Further expanded and enhanced our ability to help our advisor clients engage with their clients and improve their investment experience through Jemstep, our advisor-focused technology solution. Announced partnerships with a number of large enterprises using our Jemstep digital advice capability. Continued to drive savings through our business optimization program, which delivered more than $40 million in annualized run-rate expense savings as of the end of 2017. The savings will be reinvested in initiatives that enhance our ability to meet client needs and key growth initiatives for future years (e.g., factor-based investing, institutional and our expansion in China). |
| **Perpetuate a high-performance organization** | - Further strengthened our investment and distribution teams through new hires and our efforts to attract, develop, motivate and retain the best talent in the industry.<br>- Conducted our bi-annual employee opinion survey, in which Invesco's employee engagement scores have exceeded other global financial services firm norms every survey since the inception of the survey in 2006. Key drivers of Invesco's employee engagement are (1) empowerment/involvement, (2) ethics and values of the firm and (3) the firm's strategy and direction. |

**Enhancements to our executive compensation program**

During 2017, we again sought feedback on our executive compensation programs from our largest shareholders. The shareholders who recently provided feedback did not voice any material concerns and positively acknowledged enhancements made in 2016. In response to shareholder feedback and the committee's review, the committee made the following enhancements to its executive compensation program:

| | |
| --- | --- |
| **Performance-based equity** | **Increased amount of equity subject to performance-vesting commencing with equity awarded for 2017.** The committee has determined that 50% of the combined value of all short- and long-term equity awards to our executive officers will be performance-based. We believe this enhancement further strengthens the alignment of our executive officers' compensation with client and shareholder success. |
| **$10 Million Cap on CEO Cash Bonus** | **Placed a $10 million maximum on the CEO's cash bonus for 2018.** This cap is in addition to the previously established cap on the CEO's total compensation of $25 million, with actual pay expected to be below that level. |

## Our Directors and their Qualifications

The Board believes that all of the directors are highly qualified. As the biographies on pages 7 to 12 show, the directors have the significant leadership and professional experience, knowledge and skills necessary to provide effective oversight and guidance for Invesco's global strategy and operations. As a group, they represent diverse views, experiences and backgrounds. All the directors possess the characteristics that are essential for the proper functioning of our Board. All the directors are independent with the exception of our chief executive officer.

| | | | | Committee memberships | | | Director qualifications | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Name | Age | Director since | Other public boards | A | C | NCG | Public company CEO | Executive leadership | Industry experience | Global business or government experience | Financial and accounting expertise | IT industry experience | Legal expertise | Public company board experience |
| **Sarah E. Beshar**<br>Former Partner, Davis Polk | 59 | 2017 | – | M | M | M | | | ■ | | | | ■ | |
| **Joseph R. Canion**<br>Former CEO, Compaq Computer Corporation | 73 | 1997 | – | – | – | Ch | ■ | ■ | ■ | ■ | | ■ | | ■ |
| **Martin L. Flanagan**<br>President and CEO, Invesco Ltd. | 57 | 2005 | – | – | – | – | ■ | ■ | ■ | ■ | ■ | | | |
| **C. Robert Henrikson**<br>Former President and CEO, MetLife, Inc. and Metropolitan Life Insurance Company | 70 | 2012 | 1 | M | Ch | M | ■ | ■ | ■ | ■ | | | | ■ |
| **Ben F. Johnson III**<br>Former Managing Partner, Alston & Bird LLP | 74 | 2009 | – | M | M | M | | ■ | | | | | ■ | |
| **Denis Kessler**<br>Chairman and CEO, SCOR SE | 65 | 2002 | 2 | M | M | M | ■ | ■ | ■ | ■ | | | | ■ |
| **Sir Nigel Sheinwald**<br>Former United Kingdom Senior Diplomat | 64 | 2015 | 1 | M | M | M | | ■ | | ■ | | | | ■ |
| **G. Richard Wagoner, Jr.**<br>Former Chairman and CEO, General Motors Corporation | 65 | 2013 | 1 | M | M | M | ■ | ■ | | ■ | ■ | | | ■ |
| **Phoebe A. Wood**<br>Former Vice Chairman and CFO, Brown-Forman Corporation | 64 | 2010 | 3 | Ch | M | M | | ■ | | ■ | ■ | | | ■ |

**Key: A** – Audit **C** – Compensation **NCG** – Nomination and Corporate Governance **M** – Member **Ch** – Chairperson

## Governance highlights

### Independence
- 8 of our 9 directors are independent.
- Our chief executive officer is the only management director.
- All of our Board committees are composed exclusively of independent directors.

### Independent Chairperson
- We have an independent Chairperson of our Board of Directors, selected by the independent directors.
- The Chairperson serves as liaison between management and the other independent directors.

### Executive Sessions
- The independent directors regularly meet in private without management.
- The Chairperson presides at these executive sessions.

### Board oversight of risk management
- Our Board has principal responsibility for oversight of the company's risk management process and understanding of the overall risk profile of the company.

### Accountability
- Directors are elected for one-year terms and generally must be elected by a majority of votes cast.
- A meeting of shareholders may be called by shareholders representing 10% of our outstanding shares.

### Board practices
- Our Board annually reviews its effectiveness as a group with a questionnaire and confidential and private one-on-one interviews coordinated by an independent external advisor specializing in corporate governance that reports results of the annual review in person to the Board.
- Nomination criteria are adjusted as needed to ensure that our Board as a whole continues to reflect the appropriate mix of skills and experience.
- Directors may not stand for election after age 75.
- Added 3 new directors to the Board in the past 5 years.
- New directors have increased Board diversity.

### Share ownership requirements
- Require directors and executive officers to maintain an ownership level of our stock.



Average tenure

# 9.1
years

Average age

# 65.8
years

### Board member highlights



### Diversity

●● ○○○○○○○

**2 of 9** directors are female

●● ○○○○○○○

**2 of 9** directors are outside of the U.S.

### Director independence

●●●●●●●● ○

**8 of 9** directors are independent

### Tenure

| 1-3 years | 4-10 years | 10+ years |
|---|---|---|
| 2 directors | 4 directors | 3 directors |

### Director tenure

Our directors contribute a wide range of knowledge, skills and experience. We believe the tenure of the members of our Board of Directors provides the appropriate balance of expertise, experience, continuity and perspective to our board to serve the best interests of our shareholders.

We believe providing our Board with new perspectives and ideas is an important component to a well-functioning board. As the Board considers new director nominees, it takes into account a number of factors, including nominees that have skills that will match the needs of the company's long-term global strategy and will bring diversity of thought, global perspective, experience and background to our Board. For more information on our director nomination process, see **Information about our Board and its Committees — Director Recruitment**.

# Proxy Statement

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Invesco Ltd. ("Board" or "Board of Directors") for the Annual General Meeting to be held on Thursday, May 10, 2018, at 1:00 p.m. eastern time. Please review the entire Proxy Statement and the company's 2017 Annual Report on Form 10-K before voting. In this Proxy Statement, we may refer to Invesco Ltd. as the "company," "Invesco," "we," "us" or "our."

# Election of Directors

You are being asked to cast votes for nine directors: Sarah E. Beshar, Joseph R. Canion, Martin L. Flanagan, C. Robert Henrikson, Ben F. Johnson III, Denis Kessler, Sir Nigel Sheinwald, G. Richard Wagoner, Jr. and Phoebe A. Wood.

A director holds office until such director's successor has been duly elected and qualified or until such director's death, resignation or removal from office under our Bye-Laws. Each director is elected for a one-year term ending at the 2019 Annual General Meeting.

All nominees are current directors of the company. Further information regarding the nominees is shown on the following pages. Each nominee has indicated to the company that he or she would serve if elected. We do not anticipate that any director nominee will be unable to stand for election, but if that were to happen, the Board may reduce the size of the Board, designate a substitute or leave a vacancy unfilled. If a substitute is designated, proxies voting on the original director nominee will be cast for the substituted candidate.

Under our Bye-Laws, at any general meeting held for the purpose of electing directors at which a quorum is present, each director nominee receiving a majority of the votes cast at the meeting will be elected as a director. If a nominee for director who is an incumbent director is not elected and no successor has been elected at the meeting, the director is required under our Bye-Laws to submit his or her resignation as a director. Our Nomination and Corporate Governance Committee would then make a recommendation to the full Board on whether to accept or reject the resignation. If the resignation is not accepted by the Board, the director will continue to serve until the next annual general meeting and until his or her successor is duly elected, or his or her earlier resignation or removal. If the director's resignation is accepted by the Board, then the Board may fill the vacancy. However, if the number of nominees exceeds the number of positions available for the election of directors, the directors so elected shall be those nominees who have received the greatest number of affirmative votes cast in person or by proxy.

---

**Recommendation of the board**
**THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE ELECTION TO THE BOARD OF EACH OF THE DIRECTOR NOMINEES.**
This proposal requires the affirmative vote of a majority of votes cast at the Annual General Meeting.

# Information about Director Nominees

Listed below are the names, ages as of March 27, 2018 and principal occupations for the past five years of the director nominees.



**Sarah E. Beshar**
Non-executive director

**Age**
59

**Tenure**
1 Year

**Committees:**
- Audit
- Compensation
- Nominating and Governance

**Qualifications:**
- Industry expertise
- Legal expertise

## Director nominees for 2018

### Sarah E. Beshar

Sarah Beshar has served as a non-executive director of our company since May 2017 and has been an attorney with Davis Polk & Wardwell LLP for over 30 years. She joined the firm in 1986 and was named a partner in the Corporate Department in 1994. During more than three decades as a corporate lawyer, Ms. Beshar has advised Fortune 500 companies on an array of legal issues. She also served in a number of management roles at the firm, including as the lead partner of one of the firm's largest financial services clients from 2008 to 2015. She presently serves as Senior Counsel at the firm.

Ms. Beshar is a member of the corporate board of Lincoln Center, a conservation fellow of the Whitney Museum and a trustee of the Episcopal Charities and of US board of the University of Western Australia. Ms. Beshar graduated from the University of Western Australia with a B.A. in Law and Jurisprudence in 1981. Ms. Beshar also graduated from Oxford University in 1984 with a Bachelor of Civil Law degree from Magdalen College. She was awarded an Honorary Doctorate in Law from the University of Western Australia in 2015.

### Director qualifications

- **Relevant industry experience:** As a member of her firm's capital markets practice, as an advisor to some of the largest global companies, and with significant experience in the development of new financial products, Ms. Beshar has broad exposure and experience to the issues in our industry.
- **Legal and regulatory expertise:** Ms. Beshar has over three decades of experience as a corporate lawyer and strategic advisor on the legal issues facing large financial services companies such as Invesco. Ms. Beshar has significant experience in U.S. and global capital markets transactions, as well as securities, compliance, and corporate governance issues. In addition, Ms. Beshar led large teams at Davis Polk advising financial institutions on complex investment products for both retail and institutional investors. The breadth of Ms. Beshar's background is particularly helpful to the Board of Directors of Invesco as it assesses the legal and strategic ramifications of key business priorities and initiatives.



**Joseph R. Canion**
Non-executive director

**Age**
73

**Tenure**
21 Years

**Committees:**
- Nomination and Corporate Governance (Chair)

**Qualifications:**
- Public company CEO
- Executive leadership
- Industry experience
- Global business experience
- IT industry experience
- Public company board experience

## Joseph R. Canion

Joseph Canion has served as a non-executive director of our company since 1997 and was a director of a predecessor constituent company (AIM Investments) from 1993 to 1997, when Invesco acquired that entity. Mr. Canion co-founded Compaq Computer Corporation in 1982 and served as its chief executive officer from 1982 to 1991. He also founded Insource Technology Group in 1992 and served as its Chairman until September 2006, was a director of ChaCha Search, Inc. from 2007 until August 2017 and is a current director of Azevtec, Inc. He is on the board of directors of Houston Methodist Research Institute. Mr. Canion received a B.S. and M.S. in electrical engineering from the University of Houston.

### Director qualifications

- **Former public company CEO, global business experience:** Mr. Canion has notable experience as an entrepreneur, having co-founded a business that grew into a major international technology company. We believe that his experience guiding a company throughout its business lifecycle has given him a wide-ranging understanding of the types of issues faced by public companies.
- **Relevant industry experience:** Mr. Canion has extensive service as a board member within the investment management industry, having also served as a director of AIM Investments, a leading U.S. mutual fund manager, from 1993 through 1997 when Invesco acquired AIM.
- **Information technology industry experience:** Mr. Canion has been involved in the technology industry since co-founding Compaq Computer Corporation and founding Insource Technology Group.



**Martin L. Flanagan**
President and CEO

**Age**
57

**Tenure**
13 Years

**Qualifications:**
- Public company CEO
- Executive leadership
- Industry experience
- Global business experience
- Financial and accounting experience

## Martin L. Flanagan, CFA & CPA

Martin Flanagan has been a director and President and Chief Executive Officer of Invesco since 2005. He is also a trustee and vice-chairperson of the Invesco Funds (the company's U.S. open- and closed-end funds). Mr. Flanagan joined Invesco from Franklin Resources, Inc., where he was president and co-chief executive officer from 2004 to 2005. Previously, he held numerous positions of increasing responsibility at Franklin — co-president, chief operating officer, chief financial officer and senior vice president from 1993 - 2003. Mr. Flanagan served as director, executive vice president and chief operating officer of Templeton, Galbraith & Hansberger, Ltd. before its acquisition by Franklin in 1992. Before joining Templeton in 1983, he worked with Arthur Andersen & Co. He serves on the Board of Governors and as a member of the Executive Committee for the Investment Company Institute, and is a former Chairperson of the association. He also serves as a member of the executive board at the SMU Cox School of Business and is involved in a number of civic activities in Atlanta. Mr. Flanagan is a CFA charterholder and a certified public accountant. Mr. Flanagan earned a B.A. and B.B.A. from Southern Methodist University (SMU).

### Director qualifications

- **Public company CEO, relevant industry experience:** Mr. Flanagan has spent over 30 years in the investment management industry, including roles as an investment professional and a series of executive management positions in business integration, strategic planning, investment operations, shareholder services and finance. Through his decades of involvement, including as former Chairperson of our industry's principal trade association, the Investment Company Institute, he has amassed a broad understanding of the larger context of investment management.
- **Financial and accounting expertise:** Mr. Flanagan obtained extensive financial accounting experience with a major international accounting firm and serving as chief financial officer of Franklin Resources. He is a chartered financial analyst and certified public accountant.



**C. Robert Henrikson**
Non-executive director

**Age**
70

**Tenure**
6 Years

**Committees:**
- Audit
- Compensation (Chair)
- Nomination and Corporate Governance

**Qualifications:**
- Public company CEO
- Executive leadership
- Industry experience
- Global business experience
- Public company board experience

## C. Robert Henrikson

Robert Henrikson has served as a non-executive director of our company since 2012. Mr. Henrikson was president and chief executive officer of MetLife, Inc. and Metropolitan Life Insurance Company from 2006 through 2011, and he served as a director of MetLife, Inc. from 2005, and as Chairman from 2006 through 2011. During his more than 39-year career with MetLife, Inc., Mr. Henrikson held a number of senior positions in that company's individual, group and pension businesses. Mr. Henrikson is a former Chairman of the American Council of Life Insurers, a former Chairman of the Financial Services Forum, a director emeritus of the American Benefits Council and a former member of the President's Export Council. Mr. Henrikson also serves as Chairman of the board of the S.S. Huebner Foundation for Insurance Education, as a member of the boards of trustees of Emory University and Indian Springs School and a member of the board of directors of Americares. Mr. Henrikson earned a bachelor's degree from the University of Pennsylvania and a J.D. degree from Emory University School of Law. In addition, he is a graduate of the Wharton School's Advanced Management Program.

### Director qualifications

- **Former public company CEO, relevant industry experience:** Mr. Henrikson's more than 39 years of experience in the financial services industry, which includes diverse positions of increasing responsibility leading to his role as chief executive officer of MetLife, Inc., have provided him with an in-depth understanding of our industry.
- **Public company board experience:** Mr. Henrikson currently serves on the Board of Directors of Swiss Re (Chair of the compensation committee, member of the chairman's and governance committee and the finance and risk committee). Until 2011, Mr. Henrikson served as the chairperson of the board of MetLife, Inc.



**Ben F. Johnson III**
Chairperson of the Board

**Age**
74

**Tenure**
9 Years

**Committees:**
- Audit
- Compensation
- Nomination and Corporate Governance

**Qualifications:**
- Executive leadership
- Legal expertise

## Ben F. Johnson III

Ben Johnson has served as Chairperson of our company since 2014 and as a non-executive director of our company since 2009. Mr. Johnson served as the managing partner at Alston & Bird LLP from 1997 to 2008. He was named a partner at Alston & Bird in 1976, having joined the firm in 1971. He earned his B.A. degree from Emory University and his J.D. degree from Harvard Law School.

### Director qualifications

- **Executive leadership, legal expertise:** Mr. Johnson possesses more than a decade of experience leading one of the largest law firms in Atlanta, Georgia, where Invesco was founded and grew to prominence. His more than 30-year career as one of the region's leading business litigators has given Mr. Johnson deep experience of the types of business and legal issues that are regularly faced by large public companies such as Invesco.
- **Civic and private company board leadership:** Mr. Johnson serves on the Executive Committee of the Atlanta Symphony Orchestra and as a Trustee of The Carter Center and the Charles Loridans Foundation. Mr. Johnson is Chair Emeritus of Atlanta's Woodward Academy, having served as Chair from 1983 to 2017, and served as Chair of the Board of Trustees of Emory University from 2000-2013. He is also Chair and a non-executive director of Summit Industries, Inc., a privately-held company.



**Denis Kessler**
Non-executive director

**Age**      **Tenure**
66         16 Years

**Committees:**
- Audit
- Compensation
- Nomination and Corporate Governance

**Qualifications:**
- Public company CEO
- Executive leadership
- Industry experience
- Global business experience
- Public company board experience

**Denis Kessler**

Denis Kessler has served as a non-executive director of our company since 2002. Mr. Kessler is Chairman and chief executive officer of SCOR SE. Prior to joining SCOR, Mr. Kessler was Chairman of the French Insurance Federation, senior executive vice president of the AXA Group and executive vice chairman of the French Business Confederation. Mr. Kessler previously served as a member of the supervisory board of Yam Invest N.V. from 2008 until 2014, a privately-held company, and currently serves as a global counsellor of The Conference Board. Mr. Kessler is a graduate from École des Hautes Études Commerciales (HEC Paris). He holds a Doctorat d'Etat from the University of Paris and Doctor Honoris Causa from the Moscow Academy of Finance and the University of Montreal. In addition, he is a qualified actuary.

While Mr. Kessler is currently the CEO and Chairperson of a public company and serves as an outside director of two public companies (Invesco and BNP Paribas), he has demonstrated a continued commitment to Invesco, which is reflected, in part, by his attendance at all but one of Invesco's Board of Director's meetings and all but one of the Board's Committees' meetings during 2017. Mr. Kessler's unique perspective, fueled by his experience as an economist, his diverse international business experience and current position with a major global reinsurance company, significantly enhances the skill set of our Board of Directors by providing, among other things, valuable insight into both the investment management industry's macro-economic positioning over the long term across multi-geographies as well as our company's particular challenges within that industry. The fact that his current position and experience is in a similar industry as the company, combined with his 16 years of service on our Board, allows Mr. Kessler to quickly achieve a sophisticated understanding of the issues to be addressed by the company and its industry.

**Director qualifications**
- **Public company CEO, relevant industry experience:** Mr. Kessler's experience as an economist and chief executive of a major global reinsurance company have combined to give him valuable insight into both the investment management industry's macro-economic positioning over the long term as well as our company's particular challenges within that industry.
- **Global business experience:** Mr. Kessler's experience as a director of a variety of international public companies in several industries over the years enables him to provide effective counsel to our Board on many issues of concern to our management.
- **Public company board experience:** Mr. Kessler currently serves on the boards of SCOR SE and BNP Paribas SA (accounts committee (president)). He previously served on the boards of directors of Bollore from 1999 until 2013, Fonds Strategique d'Investissement from 2008 until 2013 and Dassault Aviation from 2003 until 2014.



**Sir Nigel Sheinwald**
Non-executive director

**Age**
64

**Tenure**
3 Years

**Committees:**
- Audit
- Compensation
- Nomination and
  Corporate Governance

**Qualifications:**
- Executive leadership
- Government experience
- Public company board
  experience

**Sir Nigel Sheinwald**

Sir Nigel Sheinwald has served as a non-executive director of our company since 2015. Sir Nigel was a senior British diplomat who served as British Ambassador to the United States from 2007 to 2012, before retiring from Her Majesty's Diplomatic Service. Previously, he served as Foreign Policy and Defence Adviser to the Prime Minister from 2003 to 2007 and as British Ambassador and Permanent Representative to the European Union in Brussels from 2000 to 2003. Sir Nigel joined the Diplomatic Service in 1976 and served in Brussels, Washington, Moscow, and in a wide range of policy roles in London. From 2014 to 2015, Sir Nigel served as the Prime Minister's Special Envoy on intelligence and law enforcement data sharing. Sir Nigel also serves as a non-executive director of Raytheon UK and a senior advisor to the Universal Music Group. He is also a visiting professor and member of the Council at King's College, London. In addition, Sir Nigel is the Chairperson of the U.S.-U.K. Fulbright Education Commission and serves on the Advisory Boards of the Ditchley Foundation, BritishAmerican Business and the Centre for European Reform. He is an Honorary Bencher of the Middle Temple, one of London's legal inns of court. Sir Nigel received his M.A. degree from Balliol College, University of Oxford, where he is now an Honorary Fellow.

**Director qualifications**

- **Global and governmental experience, executive leadership:** Sir Nigel brings unique global and governmental perspectives to the Board's deliberations through his more than 35 years of service in Her Majesty's Diplomatic Service. His extensive experience leading key international negotiations and policy initiatives, advising senior members of government and working closely with international businesses positions him well to counsel our Board and senior management on a wide range of issues facing Invesco. In particular, Sir Nigel's experience in the British government is a valuable resource for advising the Board with respect to the challenges and opportunities relating to regulatory affairs and government relations.
- **Public company board experience:** Sir Nigel currently serves on the Board of Directors of Royal Dutch Shell plc (member of the Corporate and Social Responsibility and Remuneration Committees).



**G. Richard Wagoner, Jr.**
Non-executive director

**Age**
65

**Tenure**
5 Years

**Committees:**
- Audit
- Compensation
- Nomination and Corporate Governance

**Qualifications:**
- Public company CEO
- Executive leadership
- Global business experience
- Financial and accounting experience
- Public company board experience

## G. Richard Wagoner, Jr.

G. Richard ("Rick") Wagoner, Jr. has served as a non-executive director of our company since 2013. Mr. Wagoner served as Chairman and chief executive officer of General Motors Corporation ("GM") from 2003 through March 2009, and had been president and chief executive officer since 2000. Prior positions held at GM during his 32-year career with that company include president and chief operating officer, executive vice president and president of North American operations, executive vice president, chief financial officer and head of worldwide purchasing, and president and managing director of General Motors do Brasil. On June 1, 2009, GM and its affiliates filed voluntary petitions in the United States Bankruptcy Court for the Southern District of New York, seeking relief under Chapter 11 of the U.S. Bankruptcy Code. Mr. Wagoner was not an executive officer or director of GM at the time of that filing. Mr. Wagoner is a member of the board of directors of several privately-held companies. In addition, he advises private equity firms, an investment bank and a number of start-up and early-stage ventures. Mr. Wagoner is a member of the board of visitors of Virginia Commonwealth University, Chair of the Duke Kunshan University Advisory Board and a member of Duke University's Health System Board of Directors and Fuqua School of Business Advisory Board. He is also a member of the Leapfrog Group Board of Directors, a non-profit organization. In addition, he is a honorary member of the mayor of Shanghai, China's International Business Leaders Advisory Council. Mr. Wagoner received his B.A. from Duke University and his M.B.A. from Harvard University.

### Director qualifications

- **Former public company CEO, global business experience:** Mr. Wagoner brings to the Board valuable business, leadership and management insights into strategic direction and international operations gained from his 32-year career with GM.
- **Financial and accounting expertise:** Mr. Wagoner also brings significant experience in public company financial reporting and corporate governance matters gained through his service with other public companies. He has been designated as one of our audit committee's financial experts, as defined under rules of the Securities and Exchange Commission ("SEC").
- **Public company board experience:** Mr. Wagoner has served on the Board of Graham Holdings Company (audit committee) since 2010.



**Phoebe A. Wood**
Non-executive director

**Age**
64

**Tenure**
8 Years

**Committees:**
- Audit (Chair)
- Compensation
- Nomination and Corporate Governance

**Qualifications:**
- Executive leadership
- Global business experience
- Financial and accounting expertise
- Public company board experience

## Phoebe A. Wood

Phoebe Wood has served as a non-executive director of our company since 2010. She is currently a principal at CompaniesWood and served as vice chairman, chief financial officer and in other capacities at Brown-Forman Corporation from 2001 until her retirement in 2008. Prior to Brown-Forman, Ms. Wood was vice president, chief financial officer and a director of Propel Corporation (a subsidiary of Motorola) from 2000 to 2001. Previously, Ms. Wood served in various capacities during her tenure at Atlantic Richfield Company (ARCO) from 1976 to 2000. Ms. Wood currently serves on the boards of trustees for the Gheens Foundation, the American Printing House for the Blind, and Pitzer College. From 2001 to 2011, Ms. Wood was a member of the board of trustees for Smith College and a trustee of the University of Louisville from 2009 to 2015. Ms. Wood received her A.B. degree from Smith College and her M.B.A. from University of California Los Angeles.

### Director qualifications

- **Executive leadership, global business experience:** Ms. Wood has extensive experience as both a director and a member of senior financial management of public companies in a variety of industries.
- **Financial and accounting expertise:** Ms. Wood has significant accounting, financial and business expertise, which is valuable to our directors' mix of skills, and she has been designated as one of our audit committee's financial experts, as defined under rules of the SEC.
- **Public company board experience:** Ms. Wood serves on the following boards: Leggett & Platt, Incorporated (compensation (Chair) and audit committees), Pioneer Natural Resources Company (audit, nominating and corporate governance committees) and PPL Corporation (compensation, governance and nomination committee).

**Director independence**

For a director to be considered independent, the Board must affirmatively determine that the director does not have any material relationship with the company either directly or as a partner, shareholder or officer of an organization that has a relationship with the company. Such determinations are made and disclosed according to applicable rules established by the New York Stock Exchange ("NYSE") or other applicable rules. As part of its independence determinations, the Board considers any direct or indirect relationship between a director (or an immediate family member of such director) and the company or any third party involved with the company. As part of its independence determinations with respect to director Sarah E. Beshar, the Board considered (i) a real estate lease by the company of certain office space located in New York, New York from Marsh & McLennan ("MMC") which employs Ms. Beshar's spouse as an executive officer (Executive Vice President and General Counsel); and (ii) various human resources-related transactional and administration services (e.g., third-party benefits administration and benchmarking market data) which are non-professional and nonadvisory in nature provided by subsidiaries of MMC. The total amount paid to MMC in 2017 for all such items was less than one percent (1%) of MMC's 2017 publicly reported revenue. In accordance with the rules of the NYSE, the Board has affirmatively determined that it is currently composed of a majority of independent directors, and that the following current directors are independent and do not have a material relationship with the company: Sarah E. Beshar, Joseph R. Canion, C. Robert Henrikson, Ben F. Johnson III, Denis Kessler, Sir Nigel Sheinwald, G. Richard Wagoner, Jr. and Phoebe A. Wood.

## Board evaluation process

| | |
|---|---|
| **1** <br> Annual board and committee evaluations | The Board engages an independent external advisor specializing in corporate governance to coordinate the Board's self assessment by its members. The advisor has each director complete a questionnaire and then performs one-on-one confidential interviews with directors. In addition to the questionnaires and interviews of each director, interviews are also conducted with those members of executive management who attend Board meetings on a regular basis. |
| **2** <br> Report to board | The advisor prepares and presents in person a report to the Board, which discusses the findings of the advisor based upon its reviews. The report also discusses governance trends which the Board may want to take into consideration. |
| **3** <br> Board and committee review | The Board then discusses the evaluation to determine what action, if any, could further enhance the operations of the Board and its committees. |

**Director recruitment**

The Nomination and Corporate Governance Committee identifies and adds new directors using the following process:

**1**
**Determine candidate pool**

The Nomination and Corporate Governance Committee reviews and updates its criteria for prospective directors based on succession planning for directors, to fill gaps in skill sets among current directors and to address new or evolving needs of the company. The company utilizes each of the following to aid in this process:
- Independent directors
- Independent search firms

**2**
**Review recommendations**

Candidates meet with members of the Nomination and Corporate Governance Committee, the Board Chair and the other Board members who assess candidates based on several factors, including whether the nominee has skills that will meet the needs of the company's long-term strategic objectives and will bring diversity of thought, global perspective, experience and background to our Board. While the Committee routinely considers diversity as a part of its deliberations, it has no formal policy regarding diversity.

**3**
**Make recommendations to the board**

Due diligence is conducted, including soliciting feedback on potential candidates from persons outside the Company. Qualified candidates are presented to the Board of Directors.

**4**
**Outcome**

Three new directors since 2013 adding the following skills and traits to our Board:

- Gender Diversity
- Public Company CEO
- Global business leadership
- Government experience
- Financial and accounting expertise
- Industry experience
- Non-U.S. Directors
- Legal Experience
- Executive leadership

The Nomination and Corporate Governance Committee believes there are certain minimum qualifications that each director nominee must satisfy in order to be suitable for a position on the Board, including that such nominee:

- be an individual of the highest integrity and have an inquiring mind, a willingness to ask hard questions and the ability to work well with others;
- be free of any conflict of interest that would violate any applicable law or regulation or interfere with the proper performance of the responsibilities of a director;
- be willing and able to devote sufficient time to the affairs of the company and be diligent in fulfilling the responsibilities of a director and Board committee member; and
- have the capacity and desire to represent the best interests of the shareholders as a whole.

# Shareholder Engagement

**Why we engage**

One of our key priorities is ensuring robust outreach and engagement with shareholders, the owners of the company in order to:

- ■ Provide transparency into our business, governance practices and compensation programs
- ■ Determine which issues are important to our shareholders and share our views on those issues
- ■ Identify emerging issues that may impact our business and influence our practices

| How we engage | |
|---|---|
| **1**<br>Investor relations and senior management | We provide institutional investors with many opportunities to provide feedback to senior management by participating in conferences, one-on-one and group meetings throughout the year. |
| **2**<br>Shareholders | We also engage with representatives of our major shareholders through conference calls that occur outside of proxy season. These exchanges cover our executive compensation program, risk management, ESG, strategic planning processes and emerging governance practices generally and specifically with respect to Invesco. |
| **3**<br>Board involvement | Our Chairperson of the Board and members of our compensation committee have participated in certain shareholder meetings and management provides feedback to our directors based on its shareholder meetings where directors were not present. |
| **4**<br>Outcomes from investor feedback | – Adopted proxy access<br>– Declassified Board<br>– Added performance vesting criteria to our equity awards and increased the amount of such equity subject to performance vesting<br>– Increased the required performance period from 1 to 3 years for our performance-based equity awards<br>– Added a cash bonus cap to our chief executive officer pay<br>– Enhanced our proxy disclosures regarding risk management, ESG and strategic planning<br>– Highlighted our Corporate Social Responsibility Report, which is posted on our website |

**Communications with the Chairperson and other non-executive directors**

Any interested party may communicate with the Chairperson of our Board or to our non-executive directors as a group at the following addresses:

E-mail: company.secretary@invesco.com
Mail: Invesco Ltd.
1555 Peachtree Street N.E.
Atlanta, Georgia 30309
Attn: Office of the Secretary

Communications will be distributed to the Board, or to any of the Board's committees or individual directors as appropriate, depending on the facts and circumstances of the communication. In that regard, the Invesco Board does not receive certain items which are unrelated to the duties and responsibilities of the Board.

In addition, the company maintains the Invesco Compliance Reporting Line for its employees or individuals outside the company to report complaints or concerns on an anonymous and confidential basis regarding questionable accounting, internal accounting controls or auditing matters and possible violations of the company's Code of Conduct or law. Further information about the Invesco Compliance Reporting Line is available at www.invesco.com (the "company's website").

Non-employees may submit any complaint regarding accounting, internal accounting controls or auditing matters directly to the Audit Committee of the Board of Directors by sending a written communication to the address given below or by e-mail to company.secretary@invesco.com:

Audit Committee
Invesco Ltd.
1555 Peachtree Street N.E.
Atlanta, Georgia 30309
Attn: Office of the Secretary

# Corporate Governance

**Corporate governance guidelines**
The Board has adopted Corporate Governance Guidelines ("Guidelines") and Terms of Reference for our Chairperson and for our Chief Executive Officer, each of which is available in the corporate governance section of the company's website. The Guidelines set forth the practices the Board follows with respect to, among other matters, the composition of the Board, director responsibilities, Board committees, director access to officers, employees and independent advisors, director compensation and performance evaluation of the Board.

**Board leadership structure**
As described in the Guidelines, the company's business is conducted day-to-day by its officers, managers and employees, under the direction of the Chief Executive Officer and the oversight of the Board, to serve the interest of our clients and enhance the long-term value of the company for its shareholders. The Board is elected by the shareholders to oversee our management team and to seek to assure that the long-term interests of the shareholders are being served. In light of these differences in the fundamental roles of the Board and management, the company has chosen to separate the Chief Executive Officer and Board Chairperson positions. The Board believes separation of these roles: (i) allows the Board more effectively to monitor and evaluate objectively the performance of the Chief Executive Officer, such that the Chief Executive Officer is more likely to be held accountable for his performance; (ii) allows the non-executive Chairperson to control the Board's agenda and information flow; and (iii) creates an atmosphere in which other directors are more likely to challenge the Chief Executive Officer and other members of our senior management team. For these reasons, the company believes that this board leadership structure is currently the most appropriate structure for the company. Nevertheless, the Board may reassess the appropriateness of the existing structure at any time, including following changes in board composition, in management or in the character of the company's business and operations.

**Code of conduct and directors' code of conduct**
As part of our ethics and compliance program, our Board has approved a code of ethics (the "Code of Conduct") that applies to our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions, as well as to our other officers and employees. The Code of Conduct is posted on the company's website. In addition, we have adopted a separate Directors' Code of Conduct that applies to all members of the Board. We intend to satisfy the disclosure requirement regarding any amendment to, or a waiver of, a provision of the Code of Conduct for our directors and executive officers by posting such information on the company's website. The company maintains a compliance reporting line, where employees and individuals outside the company can anonymously submit a complaint or concern regarding compliance with applicable laws, rules or regulations, the Code of Conduct, as well as accounting, auditing, ethical or other concerns.

**Board's role in risk oversight**
The Board has principal responsibility for oversight of the company's risk management processes and for understanding the overall risk profile of the company. Though Board committees routinely address specific risks and risk processes within their purview, the Board has not delegated primary risk oversight responsibility to a committee.

Risk management is embedded in our daily operating activities, our day-to-day decision making as well as our strategic planning process. Our risk management framework provides the basis for consistent and meaningful risk dialogue up, down and across the company. Our Global Performance and Risk Committee assesses core investment risks. Our Corporate Risk Management Committee assesses strategic, operational and all other business risks. A network of business unit,

specific and geographic risk management committees, under the auspices of the Corporate Risk Management Committee, maintains an ongoing risk assessment, management and monitoring process that provides a bottom-up perspective on the specific risk areas existing in various domains of our business.

**Our risk management framework**



Board of Directors
Executive Management Team
Global Performance Measurement and Risk Group
Corporate Risk Management Committee
Investment Risk Management
Business Risk Management
Risk Areas of Focus
Investment
Credit/Asset/Liability
Financial
Operational
Business
Strategy
Compliance and Internal Audit


At each Board meeting, the Board reviews and discusses with senior management information pertaining to risk provided by the Global Performance Measurement and Risk Group and the Corporate Risk Management Committee. In these sessions senior management reviews and discusses with the Board the most significant risks facing the company. The Board has also reviewed and approved the company's risk appetite statement and crisis management framework. By receiving these regular reports, the Board maintains a practical understanding of the risk philosophy and risk appetite of the company. In addition, Board and committee agenda items on various topics regarding our business include discussion on risks inherent in our business as well as those introduced by new business developments. Through this regular and consistent risk communication, the Board has reasonable assurance that all material risks of the company are being addressed and that the company is propagating a risk-aware culture in which effective risk management is built into the fabric of the business.

In addition, the Compensation Committee annually assesses the risks of our compensation policies and practices for all employees. The Compensation Committee has concluded our policies and practices do not create risks that are reasonably likely to have a material adverse effect on the company. In reaching this conclusion, the Compensation Committee considered the input of a working group comprised of representatives from our human resources and finance departments that reviewed each of Invesco's compensation plans.

Invesco's compensation programs are designed to reward success over the long-term, promote a longer term view of risk and return in decision making and protect against incentives for inappropriate risk taking. Examples of risk mitigation in our compensation program design include:

- The Compensation Committee considers multiple performance metrics in establishing the company-wide annual incentive pool each year, so no one metric creates an undue reward that might encourage excessive risk taking. The Committee does not attempt to rank or assign relative weight to any factor, but instead applies its judgment in considering them in their entirety;
- The vast majority of investment professional bonus plans have multi-year measurement periods, caps on earnings and discretionary components;
- Sales and commission plans generally contain multiple performance measures and discretionary elements; and
- Executives receive a substantial portion of compensation in the form of long-term equity that vests over multi-year periods. Time-based equity awards vest ratably over a four-year period. Performance-based equity awards are subject to a three-year performance period and three-year cliff vesting. As in the past, the achievement of financial performance for the performance-based equity awards must be certified by the Compensation Committee and the awards are subject to a clawback. Executives are also subject to our stock ownership policy.

The Audit Committee routinely receives reports from the control functions of finance, legal, compliance and internal audit. The Global Head of Internal Audit reports to the Chairperson of the Audit Committee. The Audit Committee oversees the internal audit function's planning and resource allocation in a manner designed to ensure testing of controls and other internal audit activities are appropriately prioritized in a risk-based manner. The Audit Committee also seeks to assure that appropriate risk-based inputs from management and internal audit are communicated to the company's independent public auditors.

**Investment and corporate stewardship - environmental, social and governance responsibility**

As a global investment management organization, Invesco is committed to adopting and implementing responsible investment principles in a manner that is consistent with our fiduciary responsibilities to clients. Invesco recognizes the importance of considering environmental, social and governance ("ESG") issues as part of a robust investment process. Additionally, Invesco's corporate stewardship programs focus on human capital development and our responsibility to help sustain a healthy, clean environment for future generations. We are committed to fostering greater transparency and continuous improvement with regard to responsible investment and corporate stewardship within our business. Below are some of the actions Invesco is taking to meet these commitments.

- In June 2013, Invesco became a signatory to the United Nations Principles for Responsible Investment ("PRI"), which is the leading global responsible investment network of investment managers. Invesco's most recent annual rating from PRI on Strategy and Governance is an "A+", representing a score of 95% or higher. In all eight categories tracked by PRI, Invesco matched or outperformed its peer group, reflecting our commitment and success in this area. Invesco's PRI transparency report is publicly available at www.unpri.org. Invesco is also a signatory to the UK Stewardship Code and Japan Stewardship Code, which, like PRI, promote active engagement in corporate governance. Additional information about Invesco's commitment to Principles for Responsible Investment is available under the About Us tab on the company's website.

- Invesco believes the voting of proxies should be managed with the same care as all other elements of the investment process. The proxy voting process at Invesco, which is driven by investment professionals, focuses on maximizing long-term value for our clients, protecting clients' rights and promoting governance structures and practices that reinforce the accountability of corporate management and boards of directors to shareholders. Invesco's Investment Stewardship and Proxy Voting Annual Report is also available under the About Us tab on the company's website.

- The Invesco Corporate Responsibility Committee ("CRC"), which includes executive management sponsorship and representation, oversees and drives the company's global corporate and investment stewardship programs and policy. The committee, working in coordination with global workstreams, drives the strategy, oversight and governance of our internal programs and demonstrates Invesco's broad executive leadership commitment to responsible investment. The CRC provides direction to Invesco's investment and corporate stewardship leaders on core ESG topics, participation in industry advocacy and policy efforts and participation in charitable and community organizations to enhance our impact in sustainable global efforts.

- Our company is a constituent of the FTSE4Good Index Series, which seeks to help investors identify organizations with good track records of corporate social responsibility.

- Invesco has also made significant progress in reducing our impact on the environment at a number of our global locations. Our Atlanta, Dublin, Frankfurt, Henley, Houston, Hyderabad, London, New York, Prince Edward Island and Toronto locations, which comprise approximately 80% of Invesco's employees around the world, are ISO 14001 registered – a certification that Invesco has the framework in place to effectively manage its environmental responsibilities.

- Invesco has received certification in the Leadership in Energy and Environmental Design (LEED) program. Our Hyderabad office achieved the highest platinum standard, while our New York office achieved the gold standard and our Atlanta headquarters and Houston office achieved the silver standard. LEED certification is globally recognized as the premier mark of achievement in green building.

- Invesco participates in the Carbon Disclosure Project, reporting on carbon emissions and reduction management processes and our commitment to sound environmental practices is summarized in our Global Carbon Emissions and Environmental Corporate Policy Statement found under the About Us tab on the company's website.

- Our company provides equal opportunity in its employment and promotion practices and encourages employees to play active roles in the growth and development of the communities in which they live and work. Invesco conducts regular employee surveys to monitor employee satisfaction with results showing consistently high levels of employee engagement driven by many positive factors including employees' perspectives regarding ethics and values at the company, the company's strategy and direction, and opportunity for personal development.

- Employees are provided with a variety of elements to enable them to stay healthy, maintain a work-life balance and plan for retirement. These rewards include:
  - Comprehensive health and wellness programs
  - Retirement savings plans
  - Life insurance and income-protection benefits
  - Holiday and time-off benefits
  - Flexibility to help balance work and family responsibilities
  - Opportunities to develop professional skills and knowledge
  - Opportunities to contribute to their community
  - Opportunities to become an Invesco shareholder through our employee stock purchase plan

| A+ | 7 | 45% | #3 |
|---|---|---|---|
| PRI rating for Strategy and Governance and Fixed Income[1] | Dedicated Responsible Investing Team Members | Of all of Invesco's listed funds rated High/Above Average for Sustainability[2] | Ranking among 20 asset managers and brokers with top 4 considered ESG leaders |

1 2017 Assessment Report for Invesco Ltd., PRI
2 Morningstar Sustainability ratings 280 of 620 as of January 31, 2018

**We believe in the power of diversity**

Invesco is an independent global investment management firm dedicated to delivering an investment experience that helps people get more out of life.

Our aspiration is for our workforce to continually reflect the diversity of people and perspectives in today's evolving society, which we believe is fundamental to our efforts to help our clients and employees get more out of life.

Our business success relies on engaging a highly diverse team of people across the globe who are client-focused, think differently and draw on a range of backgrounds and experiences to contribute their unique perspective. Ensuring a broad range of different experiences and backgrounds helps us create the diversity of thought needed to deliver a compelling investment experience for clients and ensure an engaging work environment for our people. This approach is a core attribute of our firm's culture, which actively encourages our people to collaborate to find the best ideas and solutions for clients, leveraging the tremendous diversity of thought that exists across our global organization.

At Invesco, we're committed to improving diversity at all levels and in all functions across our global business. Although diversity is very country and culturally specific, gender diversity is a constant across the globe, which is why we are focusing on this at the enterprise level. Today we have a diverse, talented pool of women across our global firm, but we aspire to have more women at senior levels and across all functions within our firm.

The CEO and Senior Managing Directors (SMDs) of Invesco – that is, the most senior leaders for key parts of our business – have adopted several principles for achieving our gender diversity targets. To demonstrate our commitment to senior-level accountability globally, the firm has adopted a four-point pledge (modelled on the UK Women in Finance charter). Specifically, the CEO and SMDs have pledged that:

- We are supportive of this initiative and will apply this to Invesco globally with the CEO and each SMD as the senior executives responsible and accountable for gender diversity and inclusion;
- Globally, we've set a target for female representation of senior managers[1] to be between 30% - 40% by 2020 (currently 26%);
- We will share high-level diversity and inclusion activities that will aid our achievement of the target and support having greater diversity across the globe; and
- Goals on gender diversity will be included for Senior Managers, defined as the CEO and the SMDs, as part of their overall performance goals, and to be in support of gender diversity and inclusion activities.

In support of our aspirations, we are implementing a variety of activities focused on engaging, developing and retaining the many talented women who work for Invesco, while attracting new talent to help address any gaps. These initiatives include programs focused on developing the next generation of women leaders, training efforts intended to strengthen our inclusive culture and more robust recruitment practices to attract additional women into the firm. In addition to the overall regional targets highlighted above, each of the SMDs also has a number of specific activity-based goals.

All of these efforts are sponsored by the SMDs, supported by our senior leaders across the business, and incorporated into the firm's business plans and leadership objectives. Across the globe, we continue to build our Invesco Women's Network, which aims to:

- Provide development and mentorship opportunities;
- Encourage leadership and participation by women on committees, initiatives and key activities across the firm;
- Provide greater networking activities for women and men;
- Strengthen the firm's focus on gender-specific topics; and
- Create awareness among client firms and the broader financial services community of Invesco's commitment to engaging and developing women.

We are also active members in a number of local or regional public or industry initiatives such as the UK Diversity Project.

Invesco's overall employee engagement score of 89% exceeds the "global high performing organizations" norm, a relevant benchmark provided by our employee survey provider, Willis Towers Watson.



Invesco values our employees and their diverse perspectives. Our company provides equal opportunities in its employment and promotion practices, and encourages employees to play an active role in the growth and development of the communities in which they live and work.

1  Senior Managers are defined as members of the regional group(s) leadership team(s) and their direct reports.

To measure our progress in a number of areas and provide input that helps us further strengthen our culture, Invesco conducts regular internal surveys to measure and monitor employee engagement. The most recent results showed continued high levels of employee engagement. In 2017, the drivers of engagement included employees' perspectives regarding ethics and values at the company, the company's strategy and direction, and the degree to which employees feel empowered and involved in decisions.

**Cyber Security**

At a time when cyber threats are some of the most significant risk facing financial institutions, we continue to invest in our security capabilities to keep clients, employees, and critical assets safe, while enabling a secure and resilient business. We have designated a Global Chief Security Officer and have a global security program that combines physical and information (including cyber) security under a single umbrella supported by an intelligence function that provides timely threat information.

Our information security program, led by our Chief Information Security Officer (who reports to our Global Security Officer), is designed to oversee and maintain all aspects of information security risk to ensure the confidentiality, integrity and availability of information assets. This includes the implementation of controls aligned with industry guidelines and applicable statutes and regulations to identify threats, detect attacks and protect these information assets. We have an incident response program that includes periodic testing and is designed to restore business operations as quickly and as orderly as possible in the event of a breach.

# Information About the Board and Its Committees

**Board meetings and annual general meeting of shareholders**
During the calendar year ended December 31, 2017, the Board held 12 meetings (not including committee meetings). Each director attended at least seventy-five percent (75%) of the aggregate of the total number of meetings held by the Board and the total number of meetings held by all committees of the Board on which he or she served during 2017. The Board does not have a formal policy regarding Board member attendance at shareholder meetings. All of our directors attended the 2017 Annual General Meeting. The non-executive directors (those directors who are not officers or employees of the company and who are classified as independent directors under applicable NYSE standards) meet in executive session generally at each of the Board's in-person meetings each year and at least once per year during a regularly scheduled Board meeting without management. Ben F. Johnson III, our Chairperson and a non-executive director, presides at the executive sessions of the non-executive directors.

**Committee membership and meetings**
The current committees of the Board are the Audit Committee, the Compensation Committee and the Nomination and Corporate Governance Committee.

Below is a description of each committee of the Board. The Board has affirmatively determined that each committee consists entirely of independent directors according to applicable NYSE rules and rules promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

**Members:**
Sarah E. Beshar
C. Robert Henrikson
Ben F. Johnson III
Denis Kessler
Sir Nigel Sheinwald
G. Richard Wagoner, Jr.
Phoebe A. Wood (Chair)

**Independence:**
Each member of the committee is independent and financially literate

**Audit Committee Financial Experts:**
Ms. Wood and Mr. Wagoner qualify as defined by SEC rules

**Meetings in 2017:**
10

**The Audit Committee**
Under its charter, the committee:
- is comprised of at least three members of the Board, each of whom is "independent" of the company under the NYSE and rules of the SEC and is also "financially literate," as defined under NYSE rules;
- members are appointed and removed by the Board;
- is required to meet at least quarterly;
- periodically meets with the head of Internal Audit and the independent auditor in separate executive sessions without members of senior management present;
- has the authority to retain independent advisors, at the company's expense, whenever it deems appropriate to fulfill its duties; and
- reports to the Board regularly.

The committee's charter sets forth its responsibilities, including assisting the Board in fulfilling its responsibility to oversee:
- the company's financial reporting, auditing and internal control activities, including the integrity of the company's financial statements;
- the independent auditor's qualifications and independence;
- the performance of the company's internal audit function and independent auditor; and
- the company's compliance with legal and regulatory requirements.

The committee's charter is available on the company's website.

**Members:**
Sarah E. Beshar
C. Robert Henrikson
(Chair)
Ben F. Johnson III
Denis Kessler
Sir Nigel Sheinwald
G. Richard Wagoner, Jr.
Phoebe A. Wood

**Independence:**
Each member of the
committee is independent

**Meetings in 2017:**
7

## The Compensation Committee

Under its charter, the committee:
- is comprised of at least three members of the Board, each of whom is "independent" of the company under the NYSE and SEC rules;
- members are appointed and removed by the Board;
- is required to meet at least four times annually; and
- has the authority to retain independent advisors, at the company's expense, whenever it deems appropriate to fulfill its duties, including any compensation consulting firm.

The committee's charter sets forth its responsibilities, including:
- annually approving the compensation structure for, and reviewing and approving the compensation of, senior officers and non-executive directors;
- overseeing the annual process for evaluating senior officer performance;
- overseeing the administration of the company's equity-based and other incentive compensation plans; and
- assisting the Board with executive succession planning.

The committee's charter is available on the company's website.

Each year the committee engages a third-party compensation consultant to provide an analysis of, and counsel on, the company's executive compensation program and practices. For a detailed discussion of executive compensation and the role of the third-party compensation consultant, please see **Compensation Philosophy, Design and Process - Role of the independent compensation consultant** below.

In addition, the committee meets at least annually to review and determine the compensation of the company's non-executive directors. No executive officer of the company is involved in recommending or determining non-executive director compensation levels. See **Director compensation** below for a more detailed discussion of compensation paid to the company's directors during 2017.

**Members:**
Sarah E. Beshar
Joseph R. Canion (Chair)
C. Robert Henrikson
Ben F. Johnson III
Denis Kessler
Sir Nigel Sheinwald
G. Richard Wagoner, Jr.
Phoebe A. Wood

**Independence:**
Each member of the
committee is independent

**Meetings in 2017:**
7

## The Nomination and Corporate Governance Committee

Under its charter, the committee:
- is comprised of at least three members of the Board, each of whom is "independent" of the company under the NYSE and SEC rules;
- members are appointed and removed by the Board;
- is required to meet at least four times annually; and
- has the authority to retain independent advisors, at the company's expense, whenever it deems appropriate to fulfill its duties.

The committee's charter sets forth its responsibilities, including:
- establishing procedures for identifying and evaluating potential nominees for director;
- recommending to the Board potential nominees for election; and
- periodically reviewing and reassessing the adequacy of the Corporate Governance Guidelines to determine whether any changes are appropriate and recommending any such changes to the Board for its approval.

The committee's charter is available on the company's website. For more information regarding the director recruitment process, see **Information about Director Nominees - Director recruitment**.

**Director compensation**

Directors who are Invesco employees do not receive compensation for their services as directors. The Compensation Committee annually reviews and determines the compensation paid to non-executive directors. The committee considers, among other things, the following policies and principles:

■ that compensation should fairly pay the non-executive directors for the work, time commitment and efforts required by directors of an organization of the company's size and scope of business activities, including service on Board committees;

■ that a component of the compensation should be designed to align the non-executive directors' interests with the long-term interests of the company's shareholders; and

■ that non-executive directors' independence may be compromised or impaired if director compensation exceeds customary levels.

As a part of its annual review, the committee engaged Johnson Associates, Inc. ("Johnson Associates") as a third-party consultant to report on comparable non-executive director compensation practices and levels. This report includes a review of director compensation at the same peer companies the committee considers for executive compensation practices. See page 38 for a list of our peers. Following the review of current market practices for directors of peer public companies, the Compensation Committee determined in December 2016 that the compensation for non-executives directors would remain the same for 2017. The compensation for non-executive directors for 2017 was as follows, with each fee component paid in quarterly installments in arrears:

| | |
|---|---|
| Basic cash fee | Non-executive directors (other than the Chairperson of the Board) received an annual basic fee paid in cash in the amount of $120,000. |
| Chairperson fee | In lieu of the above basic cash fee, the Chairperson of the Board received an annual cash fee of $400,000. |
| Basic shares fee | Non-executive directors also received an annual award of shares in the aggregate amount of $145,000. |
| Audit Committee Chairperson fee | The Chairperson of the Audit Committee received an additional annual cash fee of $50,000. |
| Compensation and Nomination and Corporate Governance Committee Chairperson's fee | The Chairperson of the Compensation Committee and the Chairperson of the Nomination and Corporate Governance Committee each received an additional annual cash fee of $15,000. |

We also reimburse each of our non-executive directors for their travel expenses incurred in connection with attendance at Board of Directors and committee meetings. Directors do not receive any meeting or attendance fees.

Following its annual review of current market practices for directors of peer public companies in December 2017, the Compensation Committee determined that the compensation for non-executive directors will remain the same for 2018.

**Stock ownership policy for non-executive directors** – All shares granted to our non-executive directors are subject to the Non-Executive Director Stock Ownership Policy. The policy generally requires each non-executive director to achieve and thereafter maintain an ownership level of at least 18,000 shares within seven years of such director's first appointment as a non-executive director. Until such ownership level is achieved, each non-executive director is generally required to continue to retain at least 50% of all shares received as compensation from the company.

The following table shows the status of our non-executive directors meeting the requirements of the policy as of December 31, 2017.



**2017 Non-executive director stock ownership**
Shares held as of December 31, 2017

▬ Ownership requirment: 18,000 shares

| Beshar[1] | Canion[2] | Henrikson | Johnson | Kessler | Sheinwald[1] | Wagoner | Wood |
|---|---|---|---|---|---|---|---|
| | 53,112 | | | 47,334 | | | |
| | | | 35,689 | | | | 27,784 |
| | 23,068 | | | | | 21,719 | |
| | | | | | 10, 817 | | |
| 4,860 | | | | | | | |

1 Based on current compensation levels, it is anticipated that Sir Nigel and Ms. Beshar will each attain the share ownership goal within the period required by the policy.
2 Includes deferred shares awarded under our legacy Deferred Fees Share Plan.

**Director compensation table for 2017**

The following table sets forth the compensation paid to our non-executive directors for services during 2017.

| Name | Fees earned or paid in cash ($)[2] | Share awards ($)[3] | Total ($) |
|---|---|---|---|
| Sarah E. Beshar[1] | 46,522 | 56,876 | 103,398 |
| Joseph R. Canion | 135,000 | 144,948 | 279,948 |
| C. Robert Henrikson | 135,000 | 144,948 | 279,948 |
| Ben F. Johnson III | 400,000 | 144,948 | 544,948 |
| Denis Kessler | 120,000 | 144,948 | 264,948 |
| Sir Nigel Sheinwald | 120,000 | 144,948 | 264,948 |
| G. Richard Wagoner, Jr. | 120,000 | 144,948 | 264,948 |
| Phoebe A. Wood | 170,000 | 144,948 | 314,948 |
| **Retired director** | | | |
| Edward P. Lawrence | 73,913 | 88,759 | 162,672 |

1 Ms. Beshar became a director in May 2017.
2 Includes the annual basic cash fee and, as applicable, Chairperson of the Board fee and committee Chairperson fees.
3 Reflects the grant date fair value for each share award. Share awards are 100% vested as of the date of grant.

The following table presents the grant date fair value for each share award made to each non-executive director during 2017.

**2017 Director grant date fair value**

| Name | Date of grant 1/27/17 ($) | Date of grant 4/28/17 ($) | Date of grant 7/28/17 ($) | Date of grant 10/26/17 ($) | Total grant date fair value ($) |
|---|---|---|---|---|---|
| Sarah E. Beshar | – | – | 20,650 | 36,226 | 56,876 |
| Joseph R. Canion | 36,238 | 36,234 | 36,250 | 36,226 | 144,948 |
| C. Robert Henrikson | 36,238 | 36,234 | 36,250 | 36,226 | 144,948 |
| Ben F. Johnson III | 36,238 | 36,234 | 36,250 | 36,226 | 144,948 |
| Denis Kessler | 36,238 | 36,234 | 36,250 | 36,226 | 144,948 |
| Sir Nigel Sheinwald | 36,238 | 36,234 | 36,250 | 36,226 | 144,948 |
| G. Richard Wagoner, Jr. | 36,238 | 36,234 | 36,250 | 36,226 | 144,948 |
| Phoebe A. Wood | 36,238 | 36,234 | 36,250 | 36,226 | 144,948 |
| **Retired director** | | | | | |
| Edward P. Lawrence | 36,238 | 36,234 | 16,287 | – | 88,759 |

# Information About the Executive Officers of the Company

In addition to Martin L. Flanagan, whose information is set forth above under **Information about Director Nominees**, the following is a list of individuals serving as executive officers of the company as of the date of this Proxy Statement. All company executive officers are elected annually by the Board and serve at the discretion of the Board or our Chief Executive Officer.



**Kevin M. Carome**
Senior Managing Director and General Counsel

**Age**
61

**Tenure**
15 Years

### Kevin M. Carome

Kevin Carome has served as general counsel of our company since 2006. Previously, he was senior vice president and general counsel of Invesco's U.S. retail business from 2003 to 2005. Prior to joining Invesco, Mr. Carome worked with Liberty Financial Companies, Inc. (LFC) where he was senior vice president and general counsel from 2000 through 2001. He joined LFC in 1993 as associate general counsel and, from 1998 through 2000, was general counsel of certain of its investment management subsidiaries. Mr. Carome began his career at Ropes & Gray. He is a trustee of the U.S. Powershares ETFs and a director of ICI Mutual Insurance Company, the U.S. investment management industry captive insurer. He earned two degrees, a B.S. in political science and a J.D., from Boston College.



**Andrew T.S. Lo**
Senior Managing Director and Head of Invesco Asia Pacific

**Age**
56

**Tenure**
24 Years

### Andrew T.S. Lo

Andrew T. S. Lo has served as head of Invesco Asia Pacific since 2001. He joined our company as managing director for Invesco Asia in 1994. Mr. Lo began his career as a credit analyst at Chase Manhattan Bank in 1984. He became vice president of the investment management group at Citicorp in 1988 and was managing director of Capital House Asia from 1990 to 1994. Mr. Lo was Chairperson of the Hong Kong Investment Funds Association from 1996 to 1997 and a member of the Council to the Stock Exchange of Hong Kong and the Advisory Committee to the Securities and Futures Commission in Hong Kong from 1997 to 2001. He earned a B.S. and an MBA from Babson College in Wellesley, Massachusetts.



**Gregory G. McGreevey**
Senior Managing Director, Investments

**Age**
55

**Tenure**
7 Years

### Gregory G. McGreevey

Gregory G. McGreevey has served as senior managing director, Investments, since March 2017, with responsibility for certain of Invesco's global equity investment teams, equity trading, fixed income, Global Performance Measurement and Risk Group and investment administration. Previously, he was chief executive officer of Invesco Fixed Income from 2011 to March 2017. Prior to joining Invesco, Mr. McGreevey was president of Hartford Investment Management Co. and executive vice president and chief investment officer of The Hartford Financial Services Group, Inc. from 2008 to 2011. From 1997 to 2008, Mr. McGreevey served as vice chairman and executive vice president of ING Investment Management – Americas Region, as well as business head and chief investment officer for ING's North American proprietary investments and chief executive officer of ING Institutional Markets. Before joining ING, Mr. McGreevey was president and chief investment officer of Laughlin Asset Management and president and chief operating officer of both Laughlin Educational Services and Laughlin Analytics, Inc. He is a Chartered Financial Analyst. Mr. McGreevey earned a B.B.A. from the University of Portland and an M.B.A. from Portland State University.



**Colin D. Meadows**
Senior Managing Director
and Chief Administrative
Officer

**Age**
47

**Tenure**
12 Years

## Colin D. Meadows

Colin Meadows has served as chief administrative officer of Invesco since 2006. In September 2008, he expanded his role with responsibilities for operations and technology. In April 2014, his role further expanded to head alternative investments for the company. Mr. Meadows came to Invesco from GE Consumer Finance where he was senior vice president of business development and mergers and acquisitions. Prior to that role, he served as senior vice president of strategic planning and technology at Wells Fargo Bank. From 1996 to 2003, Mr. Meadows was an associate principal with McKinsey & Company, focusing on the financial services and venture capital industries, with an emphasis in the banking and asset management sectors. Mr. Meadows earned a B.A. in economics and English literature from Andrews University and a J.D. from Harvard Law School.



**Loren M. Starr**
Senior Managing Director
and Chief Financial Officer

**Age**
56

**Tenure**
13 Years

## Loren M. Starr

Loren Starr has served as senior managing director and chief financial officer of our company since 2005. His current responsibilities include finance, accounting, investor relations and corporate services. Previously, he served from 2001 to 2005 as senior vice president and chief financial officer of Janus Capital Group Inc., after working as head of corporate finance from 1998 to 2001 at Putnam Investments. Prior to these positions, Mr. Starr held senior corporate finance roles with Lehman Brothers and Morgan Stanley & Co. He served as a past Chairperson of the Association for Financial Professionals and is the Chairman of the Georgia Leadership Institute for School Improvement. Mr. Starr also serves on the boards of the Atlanta Track Club and the Woodruff Arts Center. Mr. Starr was named one of the best US CFOs by Institutional Investor magazine. He earned a B.A. in chemistry and B.S. in industrial engineering from Columbia University, as well as an M.B.A. from Columbia and an M.S. in operations research from Carnegie Mellon University.



**Andrew R. Schlossberg**
Senior Managing Director
and Head of EMEA

**Age**
44

**Tenure**
17 Years

## Andrew R. Schlossberg

Andrew Schlossberg has served as senior managing director and head of EMEA (which includes the UK, continental Europe and the Middle East) since January 2016. Mr. Schlossberg joined Invesco in 2001 and has served in multiple leadership roles across the company, including his previous position as Head of US Retail Distribution and Global exchange-traded funds for Invesco. He has also served as U.S. chief marketing officer, head of Global Corporate Development (overseeing business strategy and mergers and acquisitions), and in leadership roles in strategy and product development in the company's North American Institutional and Retirement divisions. Prior to joining Invesco, Mr. Schlossberg worked with Citigroup Asset Management and its predecessors from 1996 to 2000 as an equity research analyst on the US large-cap value equity team. Mr. Schlossberg is the Chair of the Board of Invesco UK (Invesco's European Subsidiary Board) and is active in the financial services industry serving on the Board of the UK Investment Association and is a member of the CityUK Advisory Council, ICI Global Steering Committee, and the Diversity Project. He earned a B.S. in finance and international business from the University of Delaware and an M.B.A. from the Kellogg School of Management at Northwestern University.



**Philip A. Taylor**
Senior Managing Director
and Head of the Americas

**Age**
63

**Tenure**
19 Years

**Philip A. Taylor**

Philip Taylor has served as senior managing director and head of Invesco's Americas business since 2012. In addition, Mr. Taylor has responsibility for the firm's exchange-traded funds capabilities globally and for human resources. Mr. Taylor leads Invesco's most senior marketing leaders charged with the responsibility of further strengthening investment reputation, marketing expertise and effectiveness across the firm. Prior to becoming Head of Americas, Mr. Taylor served as Head of Invesco's North American Retail business since 2006. He joined Invesco Canada in 1999 as senior vice president of operations and client services and later became executive vice president and chief operating officer. He was named chief executive officer of Invesco Canada in 2002. Earlier in his career, Mr. Taylor was president of Canadian retail broker Investors Group Securities and co-founder and managing partner of Meridian Securities. He held various management positions with Royal Trust, now part of Royal Bank of Canada. Mr. Taylor began his career in consumer brand management in the U.S. and Canada with Richardson-Vicks, now part of Procter & Gamble. Mr. Taylor is a member of the dean's advisory council of the Schulich School of Business and is involved in a number of music, arts and cultural activities in Canada. Mr. Taylor received a Bachelor of Commerce degree from Carleton University and an M.B.A. from the Schulich School of Business at York University.

# Executive Compensation

**Compensation discussion and analysis**
This section presents a discussion and analysis of the philosophy and objectives of our Board's Compensation Committee (the "committee") in designing and implementing compensation programs for our executive officers.

The presentation has two main sections – an executive summary and an in-depth discussion. The executive summary discusses enhancements to our executive compensation program, followed by a brief discussion of the compensation of our chief executive officer in the context of our 2017 financial performance and achievements against our multi-year strategic objectives.

The balance of the presentation has four components. We provide a more in-depth discussion of our compensation philosophy, design and process. We provide a flowchart of our 2017 compensation decision-making process and discuss each element of the flowchart in-depth. We next present a detailed review of the 2017 accomplishments and compensation determinations of our chief executive officer, chief financial officer and the next three most highly compensated executive officers (our "named executive officers" or "NEOs"). Lastly, we set forth our other compensation policies and practices.

---

**2017 Named executive officers**

**Martin L. Flanagan**
President and Chief
Executive Officer

**Loren M. Starr**
Senior Managing Director
and Chief Financial Officer

**Andrew T.S. Lo**
Senior Managing Director
and Head of Asia Pacific

**Gregory G. McGreevey**
Senior Managing Director,
Investments

**Philip A. Taylor**
Senior Managing Director
and Head of the Americas

---

# Table of Contents

# Executive Summary

**Our 2017 highlights**

Invesco continued to make progress against our multi-year strategic objectives (outlined below), which enabled us to deliver strong, long-term investment performance to clients, further advance our competitive position and deliver solid returns to shareholders. We achieved nine consecutive years of positive, long-term net flows and record adjusted diluted earnings-per-share. We also took advantage of opportunities in the market and further invested in our capabilities, our global platform and our people in ways that strengthened our business and further differentiated us in the marketplace to help ensure our long-term success.

After a review of the company's financial performance, our Compensation Committee determined that the company-wide incentive pool should be slightly increased for 2017. After reviewing key outcomes in the context of our multi-year strategic objectives and annual operating plan, the committee, as part of its rigorous and judicious executive compensation decision-making, determined that our chief executive officer's total incentive compensation should be increased by approximately 2.5%.

**2017 Financial performance (year-over-year change)**

| Annual adjusted operating income[1] | Annual adjusted operating margin[1] | Annual adjusted diluted EPS[1] | Long-Term Organic Growth Rate[2] |
|---|---|---|---|
| $1.5 billion (+12.8%) | 39.4% (+0.7 percentage points) | $2.70 (+21.1%) | 1.7% (-0.9 percentage points) |

1 The adjusted financial measures are all non-GAAP financial measures. See the information in Appendix B of this Proxy Statement regarding Non-GAAP financial measures.
2 Annualized long-term organic growth rate is calculated using long-term net flows divided by opening long-term AUM for the period. Long-term AUM excludes institutional money market and non-management fee earning AUM.

**We continued to successfully execute our strategic objectives for the benefit of clients and shareholders**

We focus on four key multi-year strategic objectives that are designed to maintain our focus on meeting client needs and strengthen our business over time for the benefit of shareholders. In 2017 we made significant progress against our strategic objectives and enhanced our ability to deliver strong outcomes to clients while further positioning the firm for long-term success.

| Our strategic objectives | 2017 achievements – a strong focus on delivering better outcomes to clients and strengthening our competitive position |
|---|---|
| Achieve strong investment performance | Percent of our actively managed assets in the top half of our peer group. See Appendix A for important disclosures regarding AUM ranking.<br><br>– Further strengthened our investment culture, which enabled us to deliver strong, long-term investment performance to our clients across the globe: 64% and 75% of measured actively managed ranked assets in the top half of peer groups on a three- and five-year basis, respectively. |

| Our strategic objectives | 2017 Achievements (continued) |
|---|---|
| Achieve strong investment performance (continued) | - A number of our investment teams were recognized by leading financial publications and the industry, including one publication that named Invesco Perpetual "Fund Manager of the Year" for the third straight year.<br>- Our International Growth team in the US celebrated 25 years of out-performance. The fund has consistently outperformed its benchmark 100% of the time over all 80 quarterly five-year rolling periods since inception. |
| Be instrumental to our clients' success | - Continued to build our comprehensive range of active, passive and alternative capabilities while strengthening our scale and relevance in key capabilities:<br>  - Completed the acquisition of a leading independent specialist provider of exchange-traded funds (ETFs) based in Europe; and<br>  - Announced our intention to acquire Guggenheim Investments' ETF business, which includes 76 ETFs that will strengthen the depth, breadth and diversity of Invesco's traditional and smart beta ETFs.<br>- Continued to expand our Invesco Solutions team, which brings together the full capabilities of the firm to provide outcomes that help clients meet their investment objectives. |
| Harness the power of our global platform | - Further expanded and enhanced our ability to help our advisor clients engage with their clients and improve their investment experience through Jemstep, our advisor-focused technology solution. Announced partnerships with a number of large enterprises using our Jemstep digital advice capability. Continued to drive savings through our business optimization program, which delivered more than $40 million in annualized run-rate expense savings as of the end of 2017. The savings will be reinvested in initiatives that enhance our ability to meet client needs and key growth initiatives for future years (e.g., factor-based investing, institutional and our expansion in China). |
| Perpetuate a high-performance organization | - Further strengthened our investment and distribution teams through new hires and our efforts to attract, develop, motivate and retain the best talent in the industry.<br>- Conducted our bi-annual employee opinion survey, in which Invesco's employee engagement scores have exceeded other global financial services firm norms every survey since the inception of the survey in 2006. Key drivers of Invesco's employee engagement are (1) empowerment/involvement, (2) ethics and values of the firm and (3) the firm's strategy and direction. |

**Enhancements to our executive compensation program**

During 2017, we again sought feedback on our executive compensation programs from our largest shareholders. The shareholders who recently provided feedback did not voice any material concerns and positively acknowledged enhancements made in 2016. In response to shareholder feedback and the committee's review, the committee made the following enhancements to its executive compensation program:

| | |
|---|---|
| Performance-based equity | **Increased amount of equity subject to performance-vesting commencing with equity awarded for 2017.** The committee has determined that 50% of the combined value of all short- and long-term equity awards to our executive officers will be performance-based. We believe this enhancement further strengthens the alignment of our executive officers' compensation with client and shareholder success. |
| $10 Million Cap on CEO Cash Bonus | **Placed a $10 million maximum on the CEO's cash bonus for 2018.** This cap is in addition to the previously established cap on the CEO's total compensation of $25 million, with actual pay expected to be below that level. |

**Our chief executive officer's 2017 compensation**

Based on our financial performance, our Compensation Committee determined that Mr. Flanagan's total incentive compensation should be increased approximately 2.5% as part of the committee's rigorous and judicious executive compensation decision making process.

The changes to each component of Mr. Flanagan's compensation are detailed in the table below.

Mr. Flanagan's total incentive compensation was increased by approximately 2.5%.

**63% of total compensation is awarded in equity, of which 50% is comprised of performance shares**

| Base Salary | Annual Cash Bonus | Annual Stock Deferral | Long-Term Equity Award |
|---|---|---|---|
| 6% of pay | 31% of pay | 13% of pay | 50% of pay |
| $790,000 | $4,268,003 | $1,766,861 | $6,948,000 |
| y-o-y change 0% | y-o-y change +6% | y-o-y change +6% | y-o-y change 0% |

**94% of total compensation is incentive based[1]**

See note on page 43 regarding differences from the summary compensation table.

1 Incentive based compensation consists of annual cash bonus, annual stock deferral award and long-term equity award.

# Our Compensation Practices

## What we do

- Tie pay to performance
- Emphasize deferred compensation with long vesting periods
- 50% of equity awards are performance based
- Link incentive compensation to company's performance
- Maintain a clawback policy
- Require directors and executive offices to maintain an ownership level of our stock
- Maintain a cap on CEO cash bonus and total compensation
- Utilize "double triggers" for vesting of equity awards in the event of a change in control
- Compensation committee retains an independent compensation consultant
- Limit perquisites
- Monitor level of risk to the company created by compensation program

## What we don't do

- No current payment of dividends or dividend equivalents on unvested performance-based awards
- No tax gross ups
- No short selling, hedging or pledging by insiders allowed in company stock
- No share recycling on stock options and stock appreciation rights



# Compensation Philosophy, Design and Process

## Our compensation philosophy

To support our strategic objectives, we have structured our compensation programs at every level to achieve the following objectives:

- align individual awards with client and shareholder success;
- reinforce our commercial viability by closely linking rewards to results at every level;
- reinforce our meritocracy by differentially rewarding high-performers; and
- recognize and retain top talent by ensuring a meaningful mix of cash and deferred compensation.

The committee has, among other duties, responsibility for determining the components and amounts of compensation paid to our executive officers.

## Role of the compensation committee

The committee's responsibilities include: (i) reviewing and making recommendations to the Board about the company's overall compensation philosophy; (ii) approving the aggregate compensation pool; (iii) evaluating the performance of, and setting the compensation for, the Chief Executive Officer; and (iv) overseeing management's annual process for evaluating the performance of, and approving the compensation for, all other executive officers.

In making these determinations, the committee considers our performance against our multi-year strategic objectives, year-over-year operating results and operating results versus peers.

## Components of executive compensation and their purpose

We utilize a variety of compensation components to achieve our objectives. The compensation program for our executive officers, including the NEOs, consists of base salary and variable incentive compensation. The committee believes the majority of our executive officers' pay should be incentive compensation – a combination of annual cash bonuses, annual stock deferral awards and long-term equity awards. The following table further describes each pay component, as well as its purpose and key measures.

| Compensation components | | Pay element | What it does | Key measures |
|---|---|---|---|---|
| | Fixed | Base salary | - Provides competitive fixed pay<br>- Reasonable base compensation for day-to-day performance of job responsibilities<br>- Evaluated annually, generally remains static unless promotion or adjustment due to economic trends in industry | - Experience, duties and scope of responsibility<br>- Internal and external market factors |
| | Variable | Annual cash bonus | - Provides a competitive annual cash incentive opportunity | - Based upon annual financial results and performance against long-term strategic objectives |
| | Variable | Annual stock deferral award (time-based vesting) | - Along with annual cash bonus, provides a competitive annual incentive opportunity<br>- Aligns executive with client and shareholder interests<br>- Encourages retention by vesting in equal annual increments over four years | - Based upon annual financial results and performance against long-term strategic objectives |
| | Variable | Long-term equity awards (time-based vesting) | - Recognizes long-term potential for future contributions to company's long-term strategic objectives<br>- Aligns executive with client and shareholder interests<br>- Encourages retention by vesting in equal annual increments over four years | - Based upon financial results and performance against long-term strategic objectives |
| | Variable | Performance-based equity awards | - 50% of the combined value of the annual stock deferral and long-term equity awards is performance-based<br>- Aligns executive with client and shareholder interests<br>- Encourages retention by vesting at the end of a 3-year performance period | - Performance-based vesting tied to adjusted operating margin<br>- 3-year performance period |

## Our variable incentive compensation

Each executive officer's variable compensation is a combination of an annual cash bonus, an annual stock deferral award and a long-term equity award. Our executive officers' incentive awards are funded from the company-wide incentive pool established annually by the compensation committee after a review of the company's progress on multiple operating measures, the company's progress toward achieving its strategic objectives and other factors. The committee does not attempt to rank or assign relative weight to any factor, but rather applies its judgment in considering them in their entirety. Approximately 53-63% of our NEOs' compensation is deferred. For additional detail on the annual company-wide incentive pool, see **Determining the 2017 Compensation of Our Executive Officers** below.

*Our executive officers' annual variable compensation is comprised of cash and stock deferral awards.*

## Our annual awards

We use our annual awards, which consist of cash and annual stock deferral awards, to recognize current year performance and closely align employees' interests with those of clients and shareholders, differentially reward high performers and link compensation to financial results. We grant awards denominated in our product fund offerings in lieu of annual stock deferral awards when required by local regulatory requirements. Our annual stock deferral awards generally vest over four years in 25% increments each year.

## Our long-term equity awards

The committee believes long-term equity awards should align employee and shareholder interests and a portion of awards should be paid only upon achievement of targeted financial results. In particular, the committee believes that the design of the long-term equity awards should:

- focus our management on preserving value for our shareholders;
- hold our executives accountable for the sound management of the company; and
- tie a specific portion of our executive officers' compensation to a measure that management can most directly influence that will ultimately lead to shareholder value.

## Time-based awards

Long-term equity awards are time-based and generally vest ratably in 25% increments each year.

## Performance-based awards

*Performance-based equity awards have a three-year performance period and three-year cliff vesting.*

Fifty percent of the combined value of the annual deferral award and the long-term equity awards is performance based and tied to the achievement of adjusted operating margin over a three-year period. The committee believes tying the vesting to the achievement of adjusted operating margin over a multi-year period achieves its goals with respect to performance-based awards as follows:

- focuses discipline in corporate investments, initiatives and capital allocation;
- is consistent with the way we manage the business;
- is an important measure of overall strength of an asset manager;
- is a primary measure of focus of industry analysts;
- is improved through effective management over the long term; and
- more effectively avoids conflicts of interest with clients.

The financial performance thresholds of the performance-based equity awards are set forth in the chart below. The rigor of the thresholds, as well as the partial vesting of awards for failure to meet the target range and an upside opportunity for performance beyond the target range, align with the committee's above-described philosophy regarding performance-based awards.

| Adjusted operating margin (%) | ≤28 | 29 | 30 | 31 | 32 | 33 | 34 | 35 | 36-44 | 45 | 46 | 47 | 48 | 49 | 50 | 51 | 52 | 53 | ≥54 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Vesting percentage (%) | 0 | 25 | 50 | 75 | 80 | 85 | 90 | 95 | 100 | 105 | 110 | 115 | 120 | 125 | 130 | 135 | 140 | 145 | 150 |

Performance-based award features are summarized below.

## Performance-based award components

| | |
|---|---|
| Performance period | Three years |
| Performance metric | Adjusted operating margin |
| Performance vesting range | Vesting ranges from 0% - 150%; straight line interpolation to be used for actual result |
| Vesting | 3-year cliff |
| Dividends | Deferred and paid only to the extent an award vests |
| Settlement | Award settled in shares |
| Clawback | Award subject to clawback policy in the event of fraudulent or willful misconduct |

### Our performance measures and the impact of GAAP

We specifically do not rely heavily on measures of Return on Equity ("ROE") or Return on Assets ("ROA") as these are not as relevant in the success of a pure asset manager like Invesco. Generally speaking, asset managers do not rely on balance sheet assets to generate operating income and earnings. Our business relies on client assets under management (or AUM), which are held in custody by third parties and are not owned by the company, to generate revenue. We believe that AUM along with adjusted operating income, adjusted operating margin, adjusted EPS and long-term organic growth are more reflective of the company's performance. Furthermore, US GAAP rules on consolidation require the company to consolidate certain investment product assets and liabilities which significantly distort our balance sheet and the associated financial metrics of ROE and ROA. As a result, several of our key indicators of our performance are non-GAAP measures. See Appendix B for additional information regarding Non-GAAP financial measures.

The majority of executive officer incentive compensation is deferred and tied to financial and strategic performance in order to align individual rewards with long-term client and shareholder success.

### Our compensation mix

To align our executive officers' awards with client and shareholder success, the committee has designed our executive officers' compensation so that executive officers receive a significant portion of their compensation in the form of deferred incentives. The committee believes this appropriately aligns our executive officers' interests with our shareholders as it focuses on long-term shareholder value creation. The committee has no pre-established policy or target on the allocation between pay elements in order to be able to adjust practices to best meet the interest of our shareholders.

### Review of peer compensation

In determining executive compensation, the committee reviews the executive compensation practice and levels of our industry peer companies, as well as other comparable investment management companies. Our industry peers consist of the 16 companies listed below.

| US Focused 7 peers | - Affiliated Managers Group<br>- Ameriprise Financial<br>- Charles Schwab<br>- Eaton Vance | - Federated Investors<br>- TD Ameritrade<br>- T. Rowe Price |
|---|---|---|
| Global 6 peers | - AB<br>- BlackRock<br>- Franklin Resources | - Legg Mason<br>- Lazard<br>- Principal Financial Group |
| Custody and Trust Bank 3 peers | - Bank of New York Mellon<br>- Northern Trust | - State Street |

The committee's compensation consultant assists the committee in its analysis of our executive compensation programs.

**Role of the independent compensation consultant**

The committee has engaged Johnson Associates, an independent consulting firm, to advise it on director and executive compensation matters. Johnson Associates:

- assists the committee throughout the year in its analysis and evaluation of our overall executive compensation programs, including compensation paid to our directors and executive officers;
- attends certain meetings of the committee and periodically meets with the committee without members of management present;
- provides the committee with certain market data and analysis that compares executive compensation paid by the company with that paid by other firms in the financial services industry and certain investment management firms which we consider generally comparable to us; and
- provides commentary regarding market conditions, market impressions and compensation trends.

The committee uses such data as reference material to assist it in gaining a general awareness of industry compensation standards and trends. The market data, including performance and pay practices of the peer group and broader investment management firms, is used to inform the committee's compensation determinations for our executive officers, including our named executive officers. The committee does not target a particular percentile of market or the peer group with respect to total pay packages or any individual components thereof.

Under the terms of its engagement with the committee, Johnson Associates does not provide any other services to the company unless the committee has approved such services. No such other services were provided in 2017.

The committee has considered various factors as required by NYSE rules as to whether the work of Johnson Associates with respect to director and executive compensation-related matters raised any conflict of interest. The committee has determined no conflict of interest was raised by the engagement of Johnson Associates.

**Role of executive officers in determining executive compensation**

Our Chief Executive Officer meets with the non-executive directors throughout the year to discuss executive performance and compensation matters, including proposals on compensation for individual executive officers (other than himself). Our Chief Executive Officer and Head of Human Resources work with the committee to implement our compensation philosophy. They also provide to the committee information regarding financial and investment performance of the company as well as our progress toward our long-term strategic objectives. Our Chief Financial Officer assists as needed in explaining specific aspects of the company's financial performance.

# Determining the 2017 Compensation of Our Executive Officers

---

**Flowchart of the compensation decision-making process**

The following flowchart depicts the committee's compensation decision-making process and related judgments for 2017. A detailed review of each step follows the flowchart.

| | |
|---|---|
| Review of multi-year strategic objectives | - Developed in the context of Invesco's purpose<br>- Developed from a review of global macro themes, an analysis of our position within key markets and long-term financial model |
| Develop annual operating plan | - Includes financial planning and operational performance detail<br>- Management provides risk management and oversight as company executes on annual operating plan |
| Compensation Committee establishes company-wide annual incentive pool (% of PCBOI) | - Review performance against annual operating plan within context of multi-year strategic objectives<br>- Review peer compensation<br>- Input from independent compensation consultant |
| Compensation Committee reviews Executive Officer performance | - Review individual executive's accomplishments and responsibilities<br>- Input from CEO for other executive officers<br>- Input from independent compensation consultant |
| 2017 Executive Compensation Outcomes | - Results in compensation aligned with company's performance and shareholder interests |

**Our multi-year strategic objectives and annual operating plan**
Our purpose is to deliver an investment experience that helps people get more out of life. Our strategic objectives and our purpose guide our planning process, which sharply focuses our organization on delivering better outcomes for clients while achieving strong results for shareholders over the long term. Management, with guidance and input from the Board of Directors, annually reviews our multi-year strategic objectives in the context of global trends and macro themes impacting the asset management industry, our position in key markets and the financial implications of our decisions. The outcome of the review is the establishment of an annual operating plan comprising, in part, our business priorities and related projected financial outcomes. Throughout the year, the Board of Directors reviews with management the firm's performance against the annual operating plan.

| Multi-year strategic objectives | Annual operating plan | Board and management reviews performance |
| --- | --- | --- |

Our Board and management review performance against our strategic objectives and annual operating plan based on a number of factors, including those set forth below. Achievements in respect to these measures drive strong outcomes for our clients and shareholders.

| **Global trends and macro themes** | **Investment performance and flows** | **Organizational health** |
| --- | --- | --- |
| - Global and regional macro-economic factors and market drivers including: <br>   - Monetary and fiscal policy landscape <br>   - Gross domestic product trends <br> - Competitive landscape <br> - Market opportunities <br> - Client needs assessment | - Assessment of investment returns versus expectations <br> - Quality and breadth of our investment capabilities <br> - On a 3- and 5-year basis, % of AUM in top half versus peers <br> - On a 3- and 5-year basis, % of AUM versus benchmark <br> - Net long-term flows as a % of AUM <br> - Average AUM <br> - On a 3-year basis, % of AUM in top quartile | - Thoroughness of talent management and development <br> - Succession planning <br> - Employee engagement scores <br> - Retention of investment professionals <br> - Retention of key performers in all areas <br> - Leadership and management practices |
| **Efficiency and effectiveness** | **Operating results and financial strength[1]** | **Shareholder returns** |
| - Net revenue yield <br> - Adjusted operating expense as % of average AUM <br> - Adjusted operating income as % of average AUM <br> - Adjusted operating margin | - Adjusted operating income <br> - Adjusted earnings per share <br> - Leverage ratio (adjusted debt/EBITDA) <br> - Credit ratings (Moody's, S&P and Fitch) <br> - Available cash | - Dividend growth <br> - Stock repurchases <br> - Cumulative capital returned to shareholders <br> - Total shareholder return versus total returns of S&P 500 and our peer group |

1 See **Compensation Philosophy, Design and Process - Our performance measures and the impact of GAAP** for rationale to not focus on ROA and ROE.

Each year, the committee establishes a company-wide incentive pool that is a percentage of pre-cash bonus operating income. All 2017 awards, including NEO awards, were paid out of this pool.

**Determination of company-wide annual incentive pool based upon progress against strategic objectives and annual operating plan**

The committee examines the company's performance on multiple operating measures, including those shown above, the company's performance toward achieving its multi-year strategic objectives and other factors. While each of these items is considered by the committee, the committee does not attempt to rank or assign relative weight to any factor but rather applies its judgment in considering them in their entirety. The committee is focused on the totality of organizational success without tying compensation decisions to a specific formula.

Linking the aggregate incentive compensation pool to a defined range of our PCBOI ensures incentive compensation is paid only when the company is generating operating income.

The committee established parameters, used consistently for many years, to guide the end-of-year decision-making process regarding the company-wide incentive pool size to ensure that compensation is aligned with the financial and strategic results discussed above. These parameters are expressed as a percentage of pre-cash bonus operating income ("PCBOI"). The committee uses a range of 34-48 % of PCBOI, in the aggregate, in setting the company-wide incentive pool, though it maintains the flexibility to go outside the range in circumstances that it deems exceptional. The range includes the cash bonus, deferred and equity compensation pools, as well as the amounts paid under sales commission plans (in which our NEOs do not participate). The range was determined based on historical data concerning the practices of asset management and other similar financial services firms as analyzed by Johnson Associates, our independent compensation consultant, and based on data obtained from the McLagan and CaseyQuirk Performance Intelligence Study.

Utilizing its judgment, and applying discretion based upon the company's financial results and progress against multi-year strategic objectives during 2017, the committee set the company-wide incentive pool for 2017 at approximately 40.2% of PCBOI (compared to 41.0% of PCBOI for 2016).

For 2017, the increase in incentives is consistent with an increased PCBOI.

The committee increased the size of the incentive pools consistent with the increase in PCBOI in respect to 2017. As a result:
- the cash bonus pool increased; and
- annual deferral awards were increased on an average per person basis; and
- long-term equity awards generally were unchanged on an average per person basis to continue to tie the interests of our employees to the long-term interests of our shareholders.

Our executive officers' compensation is highly correlated to our clients' and shareholders' success and closely links rewards to results.

**Review of 2017 NEO performance and compensation outcomes**

Incentive compensation for our named executive officers is paid from the annual company-wide incentive compensation pool described above. The committee considers a number of factors in setting the compensation levels of our executive officers, including the following:
- the company's achievements in respect of our multi-year strategic objectives and annual operating plan as described above (including investment performance and flows, organizational health, efficiency and effectiveness, operating results and financial strength and shareholder returns);
- the competitive environment by reviewing performance against peers across numerous financial factors; and
- each executive officer's individual performance.

The committee makes its compensation decisions based upon the totality of the results without tying compensation decisions to a specific formula. The committee believes that this holistic approach, which incorporates fact-based qualitative judgments, is more effective than purely mechanical formula criteria.

Set forth below is a summary of the 2017 material accomplishments of the CEO and each of the other named executive officers that the committee considered in determining each such officer's compensation for 2017.

Note: The graphs and tables below depict how the committee viewed its compensation decisions for our NEOs in respects of 2017, but they differ substantially from the Summary Compensation Table ("SCT") on page 52 required by SEC rules and are not a substitute for the information presented in the SCT. There are two principal differences between the SCT and the presentations below:

■ The company grants both cash and deferred incentive compensation after our earnings for the year have been announced. In both the presentations below and the SCT, cash incentive compensation granted in 2018 for 2017 performance is shown as 2017 compensation. Our presentation below treats deferred incentive compensation similarly, so that equity awards granted in 2018 are shown as 2017 compensation. The SCT does not follow this treatment. Instead the SCT reports the value of equity awards in the year in which they are granted, rather than the year in which they were earned. As a result, the SCT reports for 2017 the value of equity awards granted in 2017 in respect of 2016 performance.

■ The SCT reports "All Other Compensation." These amounts are not part of the committee's compensation determinations.

### Chief executive officer 2017 compensation

Mr. Flanagan's accomplishments are reviewed in the context of the totality of the company's achievement of its annual operating plan and performance toward achieving its multi-year strategic objectives.

Specifically, in 2017, under Mr. Flanagan's leadership Invesco's achievements included:

■ Further strengthened our investment culture, which enabled us to deliver strong, long-term investment performance to our clients across the globe: 64% and 75% of measured actively managed ranked assets in the top half of peer groups on a three- and five-year basis, respectively.

■ Continued to build our comprehensive range of active, passive and alternative capabilities while strengthening our scale and relevance in key capabilities.

■ Led the acquisition of Source, a leading, independent diversified, at-scale exchange-traded fund (ETF) provider in Europe. Since the acquisition, this business has grown from $26 billion in AUM (including $7 billion in externally managed AUM) at close to $27.9 billion in AUM at the close of 2017.
Mr. Flanagan also led the planned acquisition of Guggenheim Investments' ETF business, which is expected to close in the second quarter of 2018. By expanding the depth, breadth and diversity of Invesco's traditional and smart beta ETFs, the planned Guggenheim Investments' ETF business acquisition will significantly enhance our ability to deliver meaningful solutions to institutional and retail clients across the globe.

■ Expanded our Invesco Solutions team, which brings together the full capabilities of the firm to provide outcomes that help clients meet their investment objectives.

■ Enhanced and expanded our ability to help our advisor clients engage with their clients and improve their investment experience through Jemstep, our advisor-focused technology solution. Announced partnerships with a number of large enterprises using our Jemstep digital advice capabilities.

■ Continued to drive savings through our business optimization program, which delivered more than $40 million in annualized run-rate expense savings as of the end of 2017. The savings will be reinvested in initiatives that enhance our ability to meet client needs and key growth initiatives for future years (e.g., factor-based investing, institutional and our expansion in China).

■ Employee engagement scores continue to exceed other global financial services firm norms. Key drivers of Invesco's employee engagement are (i) empowerment/involvement; (ii) ethics and values of the firm; and (iii) the firm's strategy and direction.



**Martin L. Flanagan**
President and CEO

| Our strategic objectives | 2017 Financial and investment performance highlights |
|---|---|

**Achieve strong financial performance**

**2017 Financial performance (year-over-year change)**

| Annual adjusted operating income[1] | Annual adjusted operating margin[1] | Annual adjusted diluted EPS[1] | Long-Term Organic Growth Rate[2] |
|---|---|---|---|
| $1.5 billion (+12.8%) | 39.4% (+0.7 percentage points) | $2.70 (+21.1%) | 1.7% (-0.9 percentage points) |

1 The adjusted financial measures are all non-GAAP financial measures. See the information in Appendix B of this Proxy Statement regarding Non-GAAP financial measures.
2 Annualized long-term organic growth rate is calculated using long-term net flows divided by opening long-term AUM for the period. Long-term AUM excludes institutional money market and non-management fee earning AUM.

**Achieve strong investment performance**

Percent of our actively managed assests in the top half of our peer group (See Appendix A for important disclosures regarding AUM ranking.)



Assets top half of peer group
Assets bottom half of peer group
57%
43%
1-Year
64%
36%
3-Year
75%
25%
5-Year


- Further strengthened our investment culture, which enabled us to deliver strong, long-term investment performance to our clients across the globe: 64% and 75% of measured actively managed ranked assets in the top half of peer groups on a three- and five-year basis, respectively.

Based on our financial performance, our committee, therefore, determined that Mr. Flanagan's total incentive compensation should be increased by approximately 2.5% as part of the committee's rigorous and judicious executive compensation decision making.

**CEO Compensation**
2017 Total annual compensation: $13,772,864

**63% of total compensation is awarded in equity, of which 50% is comprised of performance shares**

| Base Salary | Annual Cash Bonus | Annual Stock Deferral | Long-Term Equity Award |
|---|---|---|---|
| 6% of pay | 31% of pay | 13% of pay | 50% of pay |
| $790,000 | $4,268,003 | $1,766,861 | $6,948,000 |
| y-o-y change 0% | y-o-y change +6% | y-o-y change +6% | y-o-y change 0% |

**94% of total compensation is incentive based[1]**

See note on page 43 regarding differences from the summary compensation table.
1 Incentive based compensation consists of annual cash bonus, annual stock deferral award and long-term equity award.

We have established a total compensation cap of $25 million for our CEO

**Chief executive officer annual cash bonus and total compensation caps for 2018**
In respect to 2018, our committee determined to cap our chief executive officer's annual cash bonus at $10 million and cap his total compensation at $25 million, with actual pay expected to be below that level.

## Financial performance over the past 5 years

By delivering better outcomes to clients, our financial strength, stability and efficiencies have been positively impacted over the past five years. The company has experienced, among other achievements, adjusted operating income expansion, solid adjusted operating margin, strong AUM and earnings growth and material return of capital to shareholders.

| Adjusted operating income expansion[1] | Adjusted operating margin change [1] | Ending AUM growth | Adjusted diluted EPS growth[1] | Return of capital to shareholders[2] | Long-term organic growth rate[3] |
|---|---|---|---|---|---|
| 14.6% | -0.3 (Percentage points change) | 20.4% | 26.8% | $4.0 Billion | 2.3% |

Measurement period from January 1, 2013 to December 31, 2017.
1 The adjusted financial measures are all non-GAAP financial measures. See the information in Appendix B of this Proxy Statement regarding Non-GAAP financial measures.
2 Return of capital to shareholders is calculated as dividends paid plus share repurchases during the period January 1, 2013 to December 31, 2017. Due to completed and pending acquisitions, the company did not repurchase common shares in the open market during 2017.
3 Long-term organic growth rate is calculated using long-term net flows for a year divided by opening long-term AUM for the year and averaged over the 5-year period. Long-term AUM excludes institutional money market AUM and non-management fee earning.

Our chief executive officer's compensation over the past five years has aligned closely with company performance demonstrating our committee's rigorous and judicious approach to executive compensation.

### 5-year Invesco CEO pay versus financial performance



|  | **2013** | **2014** | **2015** | **2016** | **2017** |
|---|---|---|---|---|---|
| ■ CEO compensation ($mil) | 15.00 | 16.00 | 15.10 | 13.50 | 13.80 |
| ■ Adjusted operating income ($mil) | 1,292 | 1,495 | 1,494 | 1,313 | 1,480 |
| ■ Adjusted operating margin (%) | 39.70 | 41.40 | 41.00 | 38.70 | 39.40 |
| ■ Adjusted diluted EPS ($) | 2.13 | 2.51 | 2.44 | 2.23 | 2.70 |

1 Consists of salary, annual cash bonus, annual stock deferral award and long-term equity award (50% of the combined value of the annual stock deferral and long-term equity awards is performance based) earned in 2017. See note on page 43 regarding differences from the summary compensation table.
2 The adjusted financial measures are all non-GAAP financial measures. See the information in Appendix B of this Proxy Statement regarding Non-GAAP financial measures.

**5-year Invesco CEO incentive compensation versus adjusted operating margin and adjusted operating income**

| | 2013 | | 2014 | | 2015 | | 2016 | | 2017 | |
|---|---|---|---|---|---|---|---|---|---|---|
| year-over-year change in adjusted operating income[1] | +28% | ▲ | +16% | ▲ | -0.1% | ▼ | -12% | ▼ | +13% | ▲ |
| year-over-year percentage point change in adjusted operating margin[1] | +4.0 | ▲ | +1.7 | ▲ | -0.4 | ▼ | -2.3 | ▼ | +0.7 | ▲ |
| year-over-year change in Invesco CEO total incentive compensation[2] | +21% | ▲ | +7% | ▲ | -6% | ▼ | -11% | ▼ | +2.5% | ▲ |

1 The adjusted financial measures are all non-GAAP financial measures. See the information in Appendix B of this Proxy Statement regarding Non-GAAP financial measures.
2 Consists of annual cash bonuses, annual stock deferral awards and long-term equity awards.

---

**Our other named executive officer's 2017 compensation**
The following information provides highlights of specific individual accomplishments of our other NEOs considered in pay determinations. Based on these achievements, the company's achievements of its multi-year strategic objectives and annual operating results, our committee determined that 2017 compensation for our NEOs should be increased as part of the committee's rigorous and judicious executive compensation decision making. Also set forth below is the range of our other NEOs compensation for 2017 with individual NEO compensation being shown in the Summary Compensation table.



**Loren M. Starr**
Senior Managing Director
and Chief Financial Officer

| | |
|---|---|
| **Harness the power of our global platform** | ■ Under Mr. Starr's leadership, the company realized business optimization savings which generated more than $40 million in annualized run-rate expense savings as of the end of 2017 and is expected to deliver an additional $25 million in annual savings by the end of 2018. In addition, under Mr. Starr's leadership, a new global procurement policy and program was implemented which enabled the company to realize incremental savings of $13.5 million. |
| **Perpetuate a high-performance organization** | ■ Mr. Starr assisted in the execution of the Source and Guggenheim acquisitions. Mr. Starr was able to amend the regulatory permissions of the European business that lowered required regulatory capital by £80 million which was utilized to complete the acquisition of the Source ETF business in Europe. Mr. Starr also increased the funding capacity of Invesco's credit facility by 20% (to $1.5 billion), which will be utilized in 2018 to finance a portion of the announced Guggenheim acquisition. |
| | ■ Mr. Starr successfully led efforts to increase operating cash in 2017 by more than $100 million by replacing balance sheet investments used to hedge the company's deferred compensation liability with a total return swap. |
| | ■ Mr. Starr was named by *Institutional Investor* as one of the best CFOs for buy-side firms in the Brokers, Asset Managers and Exchanges category. |



**Andrew T.S. Lo**
Senior Managing Director
and Head of Asia Pacific

| | |
|---|---|
| **Be instrumental to our clients' success** | ■ Under Mr. Lo's leadership, the Asia-Pacific region continued to increase the company's relevance in key markets, geographies, and investment capabilities. In 2017, Asia-Pacific experienced strong investment results with 80% of assets performing above peers for the one-year, 70% for the three-year and 85% for the five-year periods and AUM exceeded $89 billion, a record high for the region, representing year-over-year growth of 10%. |
| | ■ Mr. Lo led the initiative to obtain a Private Fund Management License in China, being one of the few global asset management companies to have a wholly-owned asset management firm in China. |
| | ■ Mr. Lo directed the successful engagement with private banks and family offices in the region, raising over $2 billion in AUM from these market segments that were invested in the company's global capabilities. |
| **Harness the power of our global platform** | ■ Mr. Lo continued to import Invesco's global capabilities into the Asia-Pacific region to meet clients' needs which contributed to $22 billion in gross sales overall in the region. |
| | ■ Mr. Lo successfully oversaw the growth of AUM in India, from $2.4 billion at the acquisition of the business in 2016 to $4 billion in 2017 and increased the global distribution of Indian investment strategies, resulting in net sales of over $900 million in 2017. |
| **Perpetuate a high-performance organization** | ■ Mr. Lo was named the 2017 CEO of the year by *Asia Asset Management*. |



**Gregory G. McGreevey**
Senior Managing Director,
Investments

| | |
|---|---|
| **Achieve strong investment performance** | ■ Under Mr. McGreevey's leadership the fixed income teams maintained strong investment performance with 94% of assets in the top half of their peer groups[1] on a one-, three- and five-year basis. In addition, the fixed income teams increased net revenue by 22%. In addition, the global asset allocation team improved their three-year ranking by having 99% of assets in the top half of their peers and their five-year ranking having 80% of assets in the top half of their peers[1]. |
| **Be instrumental to our clients' success** | ■ Mr. McGreevey advanced the Invesco solutions team which supported the launch of six strategies encompassing four multi-asset allocation exchange-traded-funds, five target risk portfolios and two foundational separately managed accounts for Jemstep. These products furthered our initiative to partner with clients, build comprehensive portfolio solutions and meet our clients' investment needs. |
| **Perpetuate a high-performance organization** | ■ Mr. McGreevey played a key role in establishing the Global Investments Council which provides strategic leadership and greater connectivity across the key investment support functions. Specifically, Mr. McGreevey launched an initiative to identify best practices for engaging and developing our investment talent and culture on a global level. |

1 Peer group rankings are sourced from a widely used third party ranking agency in each fund's market (Lipper, Morningstar, IMA, Russell, Mercer, eVestment Alliance, SITCA, and Value Research) and asset-weighted in US Dollars.



**Philip A. Taylor**
Senior Managing Director
and Head of the Americas

| **Harness the power of our global platform** | ■ Under Mr. Taylor's leadership the Americas' exchange-traded-fund (ETF) business grew significantly. ETF assets and associated revenue were up 21% and 27% year-over-year, driven by a suite of strong capabilities, coupled with effective distribution. ETF net sales in the Americas were $5.3 billion. Firm-wide ETF assets ended the year at $171.4 billion, up 49% year-over-year due to the acquisition of Source and growth in the Americas. |

**Perpetuate a high-performance organization**

■ Mr. Taylor played a key role in the expected acquisition of Guggenheim Investments' ETF business, anticipated to close in second quarter 2018. Invesco ETFs are currently ranked fourth with $171 billion in assets under management. The acquisition will solidify our market position with assets expected to increase to $200 billion.

■ Mr. Taylor's leadership added to distribution excellence in the Americas by transforming our go-to-market approach by initiating advanced data analytics, introducing solutions and portfolio analysis capabilities for financial advisors and their clients and increasing the rigor throughout our sales process. Americas' mutual-fund year-over-year sales productivity increased by 7%. Sales productivity for Americas Institutional increased by 27%.

■ Mr. Taylor played a key role in developing and promoting the company's global brand identity. To accelerate Invesco's brand recognition worldwide, Mr. Taylor led our effort to focus on the firm's brand architecture, competitive positioning, visual identity and client experience.

**2017 Total Annual Compensation for NEOs**
(excluding CEO)

## NEO Compensation

53% to 60% of total compensation is awarded in equity, of which 50% is comprised of performance-based shares

| Base Salary | Annual Cash Bonus | Annual Stock Deferral | Long-Term Equity Award |
|---|---|---|---|
| 7% - 13% of pay | 28% - 38% of pay | 12% - 14% of pay | 38% - 47% of pay |
| $450,000 - $491,458 | $991,278 - $2,352,480 | $431,390 - $995,280 | $1,641,600 - $3,337,960 |
| y-o-y change 0% | y-o-y change +4% - +7% | y-o-y change +4% - +7% | y-o-y change 0% - +20% |

87% to 93% of total compensation is incentive based[1]

See note on page 43 regarding differences from the SCT.
1 Incentive based compensation consists of annual cash bonus, annual stock deferral award and long-term equity award.

# Other Compensation Policies and Practices

All of our executive officers have exceeded the stock ownership requirements

## Stock ownership policy

All equity awards made to our executive officers are subject to our Executive Officer Stock Ownership Policy:
- Our chief executive officer must hold at least 250,000 shares of Invesco common stock.
- All other executive officers must hold at least 100,000 shares of Invesco common stock.

Performance-based equity awards of our executive officers are subject to "clawback" provisions

## Clawback policy

All performance-based equity awards of our executive officers are subject to forfeiture or "clawback" provisions, which provide that any vested or unvested shares, any dividends and the proceeds from any sale of such shares, are subject to recovery by the company in the event that:
- the company issues a restatement of financial results to correct a material error;
- the committee determines that fraud or willful misconduct on the part of the employee was a significant contributing factor; and
- some or all of the shares granted or received prior to such restatement would not have been granted or received based upon the restated financial results.

## Benefits and perquisites

All executive officers are entitled to receive medical, life and disability insurance coverage and other corporate benefits available to most of the company's employees. Executive officers are also eligible to participate in the Employee Stock Purchase Plan on terms similar to the company's other employees. In addition, all of the executive officers may participate in the 401(k) Plan or similar plans in the executive officer's home country.

The company provides certain limited perquisites to its executive officers which it believes aid the executives in their execution of company business. The committee believes the value of perquisites and other benefits are reasonable in amount and consistent with its overall compensation plan. For additional information on perquisites and other benefits, see the **Summary Compensation Table** below.

## Award maximums for named executive officers

Under the Tax Cuts and Jobs Act, the exception under Section 162(m) of the Internal Revenue Code pertaining to the deductibility of performance-based senior executive compensation was eliminated in late 2017. As a result, the committee will no longer set award maximums for tax purposes for its executive officers.

With respect to outstanding awards that are subject to the provisions of Section 162(m), the committee will continue to monitor these awards in order to maintain deductibility, to the extent permitted, under Section 162(m).

## Employment agreements, post-employment compensation and change-in-control arrangements

### Employment agreements
**Chief executive officer** – Our Chief Executive Officer has an employment agreement with the company. Under the employment agreement, Mr. Flanagan is employed as President and Chief Executive Officer of the company. The agreement terminates upon the earlier of December 31, 2025 (the year in which Mr. Flanagan reaches age 65) or the occurrence of certain events, including death, disability, termination by the company for "cause" or termination by Mr. Flanagan for "good reason."

The terms of Mr. Flanagan's amended employment agreement provide:

- an annual base salary of $790,000;
- the opportunity to receive an annual cash bonus award based on the achievement of performance criteria;
- the opportunity to receive share awards based on the achievement of performance criteria;
- eligibility to participate in incentive, savings and retirement plans, deferred compensation programs, benefit plans, fringe benefits and perquisites and paid vacation, all as provided generally to other U.S.-based senior executives of the company;
- post-employment compensation of one times the sum of base, bonus and share awards, subject to certain agreed minimums described below; and
- certain stipulations regarding termination of employment that are described in **Potential payments upon termination or change in control for 2017** below.

### Post-employment compensation

**Chief executive officer** – Pursuant to Mr. Flanagan's employment agreement, in the event of his termination without "cause" or resignation for "good reason" he is entitled to receive the following payments and benefits (provided that he has not breached certain restrictive covenants):

- his then-effective base salary through the date of termination;
- a prorated portion of the greater of $4,750,000 or his most recent annual cash bonus;
- immediate vesting and exercisability of all outstanding share-based awards;
- any compensation previously deferred under a deferred compensation plan (unless a later payout date is stipulated in his deferral arrangements);
- a cash severance payment generally equal to the sum of (i) his base salary; (ii) the greater of $4,750,000 or his most recent annual cash bonus; and (iii) his most recently made annual equity grant (unless the value thereof is less than 50% of the next previously-made grant, in which case the value of the next previously-made grant will be used);
- continuation of medical benefits for him, his spouse and his covered dependents for a period of up to 36 months following termination;
- any accrued vacation; and
- any other vested amounts or benefits under any other plan or program.

**Other named executive officers** – Our other named executive officers are parties to employment arrangements that create salary continuation periods of six or twelve months in the event of voluntary termination of service or involuntary termination of service without cause or unsatisfactory performance. (See **Potential payments upon termination or change in control for 2017** below.)

### Change-in-control arrangements

Generally, all participants who hold equity awards, including our named executive officers, are eligible, under certain circumstances, for accelerated vesting in the event of a change of control of the company that is followed by involuntary termination of employment other than for cause or unsatisfactory performance or by voluntary termination for "good reason."

**Compensation Committee report**

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis included in this Proxy Statement. Based on this review and discussion, the Compensation Committee has recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2017.

Respectfully submitted by the Compensation Committee:

C. Robert Henrikson (Chairperson)
Sarah E. Beshar
Ben F. Johnson III
Denis Kessler
Sir Nigel Sheinwald
G. Richard Wagoner, Jr.
Phoebe A. Wood

## Summary compensation table for 2017

The following table sets forth information about compensation earned by our named executive officers during 2015, 2016 and 2017 in accordance with SEC rules. The information presented below may be different from compensation information presented in this Proxy Statement under the caption **Executive compensation – Compensation discussion and analysis**, as such section describes compensation decisions made in respect of the indicated fiscal year, regardless of when such compensation was actually paid or granted. For an explanation of the principal differences between the presentation in the Compensation discussion and analysis and the table below, please see the note on page 43.

| Name and Principal Position | Year | Salary ($)[1] | Share awards ($)[2] | Non-equity incentive plan compensation ($)[3] | All other compensation ($)[4] | Total ($) |
|---|---|---|---|---|---|---|
| **Martin L. Flanagan** President and Chief Executive Officer | 2017 2016 2015 | 790,000 790,000 790,000 | 8,622,702 9,644,970 10,284,957 | 4,268,003 4,045,500 4,650,000 | 124,490 126,585 151,018 | 13,805,195 14,607,055 15,875,975 |
| **Loren M. Starr** Senior Managing Director and Chief Financial Officer | 2017 2016 2015 | 450,000 450,000 450,000 | 2,050,470 2,293,987 2,414,991 | 991,278 939,600 1,080,000 | 29,709 28,374 27,816 | 3,521,457 3,711,961 3,972,807 |
| **Andrew T.S. Lo** Senior Managing Director and Head of Invesco Asia Pacific | 2017 2016 2015 | 460,419 462,062 462,601 | 2,549,447 2,782,980 2,782,938 | 1,371,500 1,300,000 1,475,000 | 66,011 68,656 67,854 | 4,447,377 4,613,698 4,788,393 |
| **Gregory G. McGreevey[5]** Senior Managing Director, Investments | 2017 | 450,000 | 3,274,988 | 1,917,000 | 27,861 | 5,669,849 |
| **Philip A. Taylor** Senior Managing Director and Head of Americas | 2017 2016 2015 | 491,458 481,346 499,283 | 4,034,918 4,519,953 4,709,413 | 2,352,480 2,262,000 2,600,000 | 16,579 17,494 19,530 | 6,895,435 7,280,793 7,828,226 |

1 For each of the named executive officers, includes salary that was eligible for deferral, at the election of the named executive officer, under our 401(k) plan or similar plan in the named executive officer's country. For each of the named executive officers, salary is unchanged from 2016.

For Messrs. Lo and Taylor, base salary is converted to U.S. dollars using an average annual exchange rate, which accounts for the different salary amounts shown despite the fact neither has experienced a salary change during the period shown.

2 For share awards granted in 2017, includes (i) time-based equity awards that generally vest in four equal annual installments on each anniversary of the date of grant; and (ii) performance-based awards, which are subject to a three-year performance period (2017-2019) and vest on February 28, 2020; except that, with respect to Mr. Taylor, the performance-based equity award is subject to a 33-month performance period (January 1, 2017 - September 30, 2019) and vests on December 15, 2019. The value of performance-based awards is based on the grant date value and reflects the probable outcome of such conditions and represents the target level (100%) of achievement. See **Grants of plan-based share awards for 2017** below for information about the number of shares underlying each of the time-based equity awards.

Grant date fair values were calculated in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic 718 "Compensation – Stock Compensation" ("ACS 718"). The grant date fair value was calculated by multiplying the target number of shares granted by the closing price of the company's common shares on the date of grant. The amounts disclosed do not reflect the value actually realized by the named executive officers. For additional information, please see Note 11 – "Share-Based Compensation" to the financial statements in our 2017 Annual Report on Form 10-K.

3 Reflects annual cash bonus award earned for the fiscal year by the named executive officers under the Executive Incentive Bonus Plan and paid in February of the following year.

4 The table below reflects the items that are included in the All Other Compensation column for 2017.

5 Mr. McGreevey became an executive officer in 2017.

**All other compensation table for 2017**

| Name | Insurance premiums ($) | Company contributions to retirement and 401(k) plans ($)[1] | Tax consultation ($) | Perquisites ($)[2] | Total all other compensation ($) |
|---|---|---|---|---|---|
| Martin L. Flanagan | 6,924 | 23,325 | – | 94,241 | 124,490 |
| Loren M. Starr | 6,384 | 23,325 | – | – | 29,709 |
| Andrew T.S. Lo | 7,681 | 53,305 | 5,025 | – | 66,011 |
| Gregory G. McGreevey | 4,536 | 23,325 | – | – | 27,861 |
| Philip A. Taylor | 3,327 | 9,965 | 3,287 | – | 16,579 |

1 Amounts of matching contributions paid by the company to our retirement plans are calculated on the same basis for all plan participants, including the named executive officers.

2 Perquisites include the following:

With respect to Mr. Flanagan, includes $87,905 for his personal use of company-provided aircraft. The company leases an airplane for which it pays direct operating expenses and monthly lease payments and management fees. We calculate the aggregate incremental cost to the company for personal use based on the average variable costs of operating the airplanes. Variable costs include fuel, repairs, travel expenses for the flight crews and other miscellaneous expenses. This methodology excludes fixed costs that do not change based on usage, such as depreciation, maintenance, taxes and insurance. Mr. Flanagan's total also includes certain amounts for technology support and fees paid by the company for his and his spouse's recreational activities in conjunction with a company-sponsored off-site business meeting.

## Grants of plan-based share awards for 2017

The Compensation Committee granted equity awards to each of the named executive officers during 2017. Equity awards are subject to transfer restrictions and are generally subject to forfeiture prior to vesting upon a recipient's termination of employment. All equity awards immediately become vested upon the recipient's termination of employment during the 24-month period following a change in control (i) by the company other than for cause or unsatisfactory performance, or (ii) by the recipient for good reason.

The following table presents information concerning plan-based awards granted to each of the named executive officers during 2017.

| Name | Grant date | Committee action date | Type of award[1] | Vesting[2] | Estimated future payout under equity incentive plan awards | | | All other share awards (#)[4] | Closing market price on date of grant ($/Share) | Grant date fair value of share awards ($)[5] |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | Threshold (#)[3] | Target (#) | Maximum (#) | | | |
| Martin L. Flanagan | 02/28/17 | 02/09/17 | Time | 4-year ratable | – | – | – | 159,948 | 32.19 | 5,148,726 |
| | 02/28/17 | 02/09/17 | Performance | 36-month cliff | – | 107,921 | 161,881 | – | 32.19 | 3,473,976 |
| Loren M. Starr | 02/28/17 | 02/09/17 | Time | 4-year ratable | – | – | – | 38,201 | 32.19 | 1,229,690 |
| | 02/28/17 | 02/09/17 | Performance | 36-month cliff | – | 25,498 | 38,247 | – | 32.19 | 820,780 |
| Andrew T.S. Lo | 02/28/17 | 02/09/17 | Time | 4-year ratable | – | – | – | 47,591 | 32.19 | 1,531,954 |
| | 02/28/17 | 02/09/17 | Performance | 36-month cliff | – | 31,609 | 47,413 | – | 32.19 | 1,017,493 |
| Gregory G. McGreevey | 02/28/17 | 02/09/17 | Time | 4-year ratable | – | – | – | 70,674 | 32.19 | 2,274,996 |
| | 03/15/17 | 02/09/17 | Performance | 36-month cliff | – | 30,769 | 46,153 | – | 32.50 | 999,992 |
| | 03/15/17 | 02/09/17 | Time | 4-year ratable | – | – | – | 5,538 | 32.50 | 179,985 |
| Philip A. Taylor | 02/28/17 | 02/09/17 | Time | 3-year ratable | – | – | – | 58,154 | 32.19 | 1,871,977 |
| | 02/28/17 | 02/09/17 | Time | 4-year cliff | – | – | – | 19,384 | 32.19 | 623,970 |
| | 02/28/17 | 02/09/17 | Performance | 33-month cliff | – | 47,809 | 71,713 | – | 32.19 | 1,538,971 |

1 Time-based equity awards and performance-based awards were granted under the 2016 Global Equity Incentive Plan.
2 **Time-based equity awards**. For each of the named executive officers other than Mr. Taylor, time-based equity awards are four-year awards that vest 25% each year on the anniversary of the date of grant. With respect to Mr. Taylor, time-based equity awards are comprised of (i) a 3-year award that vests ratably on the first and second anniversary of the grant date and on December 15 of the second calendar year after the grant date and (ii) a 4-year award that vests 100% on the fourth anniversary of the date of grant.

**Performance-based equity awards.** For each of the named executive officers other than Mr. Taylor, performance-based equity awards subject to a three-year performance period (2017-2019) and vests on February 28, 2020. With respect to Mr. Taylor, the performance-based equity award is subject to a 33-month performance period (January 1, 2017 – September 30, 2019) and vests on December 15, 2019.
3 Performance-based equity awards are tied to the achievement of specified levels of adjusted operating margin. Vesting ranges from 0 to 150%, with straight line interpolation to be used for actual results. Dividend equivalents are deferred for such performance-based equity awards and will be paid at the same rate as on our shares if and to the extent an award vests. The threshold, target and maximum financial measures for the performance-based equity awards granted in 2017 are illustrated below.

| Adjusted operating margin | Vesting Name | Vesting % |
|---|---|---|
| Equal to or less than 28% | Threshold | 0% |
| Between 36-44% | Target | 100% |
| Equal to or greater than 54% | Maximum | 150% |

4 Dividends and dividend equivalents on unvested time-based equity awards are paid at the same time and rate as on our shares.
5 The grant date fair value is the total amount that the company will recognize as expense under applicable accounting requirements if the share awards fully vest. This amount is included in our Summary Compensation Table each year. Grant date fair values were calculated in accordance with ASC 718. The grant date fair value is calculated by multiplying the number of shares granted by the closing price of our common shares on the day the award was granted. With respect to the performance-based equity awards, the grant date fair value also represents the probable outcome of such performance conditions and represents the target level (100%) of achievement.

**Outstanding share awards at fiscal year-end for 2017**

The following table provides information as of December 31, 2017 about the outstanding equity awards held by our named executive officers.

| Name | Footnotes | Date of grant | Number of shares or units that have not vested (#) | Market value of shares or units that have not vested ($) | Equity incentive plan awards that have not vested (#) | Equity incentive plan awards that have not vested ($) |
|---|---|---|---|---|---|---|
| **Martin L. Flanagan** | 1 | 02/28/14 | 53,703 | 1,962,308 | – | – |
| | 2 | 02/28/14 | – | – | 17,252 | 630,388 |
| | 3 | 02/28/15 | 76,453 | 2,793,593 | – | – |
| | 4 | 02/28/15 | – | – | 51,248 | 1,872,602 |
| | 5 | 02/28/16 | 160,101 | 5,850,091 | – | – |
| | 6 | 02/28/16 | – | – | 142,435 | 5,204,575 |
| | 7 | 02/28/17 | 159,948 | 5,844,500 | – | – |
| | 8 | 02/28/17 | – | – | 107,921 | 3,943,433 |
| **Loren M. Starr** | 1 | 02/28/14 | 12,464 | 455,435 | – | – |
| | 2 | 02/28/14 | – | – | 3,936 | 143,821 |
| | 3 | 02/28/15 | 18,066 | 660,132 | – | – |
| | 4 | 02/28/15 | – | – | 11,920 | 435,557 |
| | 5 | 02/28/16 | 38,247 | 1,397,545 | – | – |
| | 6 | 02/28/16 | – | – | 33,653 | 1,229,681 |
| | 7 | 02/28/17 | 38,201 | 1,395,865 | – | – |
| | 8 | 02/28/17 | – | – | 25,498 | 931,697 |
| **Andrew T.S. Lo** | 1 | 02/28/14 | 14,578 | 532,680 | – | – |
| | 2 | 02/28/14 | – | – | 4,592 | 167,792 |
| | 3 | 02/28/15 | 20,896 | 763,540 | – | – |
| | 4 | 02/28/15 | – | – | 13,658 | 499,063 |
| | 5 | 02/28/16 | 46,578 | 1,701,960 | – | – |
| | 6 | 02/28/16 | – | – | 40,590 | 1,483,159 |
| | 7 | 02/28/17 | 47,591 | 1,738,975 | – | – |
| | 8 | 02/28/17 | – | – | 31,609 | 1,154,993 |
| **Gregory G. McGreevey** | 1 | 02/28/14 | 11,298 | 412,829 | – | – |
| | 2 | 02/28/15 | 19,245 | 703,212 | – | – |
| | 9 | 12/15/15 | 15,954 | 582,959 | – | – |
| | 6 | 02/28/16 | 70,572 | 2,578,701 | – | – |
| | 7 | 02/28/17 | 70,674 | 2,582,428 | – | – |
| | 10 | 03/15/17 | – | – | 30,769 | 1,124,299 |
| **Philip A. Taylor** | 11 | 02/28/14 | 24,453 | 893,513 | – | – |
| | 12 | 02/28/14 | – | – | 7,215 | 263,636 |
| | 11 | 02/28/15 | 18,186 | 664,516 | – | – |
| | 12 | 02/28/15 | – | – | 11,050 | 403,767 |
| | 5 | 02/28/16 | 77,767 | 2,841,606 | – | – |
| | 6 | 02/28/16 | – | – | 63,099 | 2,305,637 |
| | 7 | 02/28/17 | 77,538 | 2,833,239 | – | – |
| | 8 | 02/28/17 | – | – | 47,809 | 1,746,941 |

1 February 28, 2014. Share award vests in four equal installments. As of December 31, 2017, the unvested share award represents 25% of the original grant.

2 February 28, 2014. Performance−based share award vests in four equal installments. As of December 31, 2017, the unvested share award represents 25% of the maximum award.

3 February 28, 2015. Share award vests in four equal installments. As of December 31, 2017, the unvested share award represents 50% of the original grant.

4 February 28, 2015. Performance−based share award vests in four equal installments. As of December 31, 2017, the unvested share award represents 50% of the maximum award.

5 February 28, 2016. Share award vests in four equal installments. As of December 31, 2017, the unvested share award represents 75% of the original grant.

6 February 28, 2016. Performance−based share award vests in two equal installments. As of December 31, 2017, the unvested share award represents 100% of the target award.

7 February 28, 2017. Share award vests in four equal installments. As of December 31, 2017, the unvested share award represents 100% of the original grant.

8 February 28, 2017. Performance−based share award vests in one installment. As of December 31, 2017, the unvested share award represents 100% of the target award.

9 December 15, 2015. Share award vests in four equal installments. As of December 31, 2017, the unvested share award represents 50% of the original grant.

10 March 15, 2017. Performance-based share award vests in one installment. As of December 31, 2017, the unvested share award represents 100% of the target grant.

11 February 28, 2014 and February 28, 2015 awards. Share awards vest in one installment. As of December 31, 2017, the unvested share awards represent 100% of the original grant.

12 February 28, 2014 and February 28, 2015. Share awards vests in one installment. As of December 31, 2017, the unvested share awards represent 100% of the maximum award.

**Shares vested for 2017**

The following table provides information about equity awards held by our named executive officers that vested in 2017.

| Name | Share awards | |
|---|---|---|
| | **Number of shares acquired on vesting** | **Value realized on vesting ($)** |
| Martin L. Flanagan | 266,092 | 8,293,863 |
| Loren M. Starr | 63,911 | 2,057,295 |
| Andrew T.S. Lo | 72,424 | 2,331,329 |
| Gregory G. McGreevey | 68,284 | 2,232,921 |
| Philip A. Taylor | 123,403 | 4,100,256 |

**Potential payments upon termination or change in control for 2017**

The following tables summarize the estimated payments to be made under each agreement, plan or arrangement in effect as of December 31, 2017 which provides for payments to a named executive officer at, following or in connection with a termination of employment or a change in control. However, in accordance with SEC regulations, we do not report any amount to be provided to a named executive officer under any arrangement which does not discriminate in scope, terms or operation in favor of our named executive officers and which is available generally to all salaried employees. In accordance with SEC regulations, this analysis assumes that the named executive officer's date of termination is December 31, 2017, and the price per share of our common shares on the date of termination is the closing price of our common shares on the NYSE on that date, which was $36.54.

**Potential payments upon termination or change in control of the company**

| Benefit and payments upon termination[1] | Voluntary termination without good reason ($) | Termination by executive for good reason or involuntary termination by the company without cause ($) | Death or disability ($) | Change in control ($)[2] | Qualified termination following change in control ($)[3] |
|---|---|---|---|---|---|
| Martin L. Flanagan | | | | | |
| Annual cash bonus[4] | 4,750,000 | 4,750,000 | 4,750,000 | 4,750,000 | 4,750,000 |
| Cash severance[5] | – | 14,162,702 | – | – | 14,162,702 |
| Value of equity acceleration | – | 28,101,489 | 28,101,489 | 28,101,489 | 28,101,489 |
| Value of benefits[6] | – | 63,251 | – | – | 63,251 |
| Loren M. Starr | | | | | |
| Value of equity acceleration | – | 6,649,732 | 6,649,732 | 6,649,732 | 6,649,732 |
| Andrew T.S. Lo | | | | | |
| Value of equity acceleration | – | 8,042,162 | 8,042,162 | 8,042,162 | 8,042,162 |
| Gregory G. McGreevey | | | | | |
| Value of equity acceleration | – | 7,984,428 | 7,984,428 | 7,984,428 | 7,984,428 |
| Philip A. Taylor | | | | | |
| Value of equity acceleration | – | 11,952,855 | 11,952,855 | 11,952,855 | 11,952,855 |

1 Under the terms of the employment agreement with Mr. Flanagan (the "Flanagan Agreement"), Mr. Flanagan is entitled to certain benefits upon termination of employment. Following any notice of termination, Mr. Flanagan would continue to receive salary and benefits compensation, and the vesting periods with respect to any outstanding share awards would continue to run, in the normal course until the date of termination. See **Employment agreements, post-employment compensation and change-in-control arrangements** above.

  Each of Messrs. Starr, Lo, McGreevey and Taylor is a party to an agreement that provides for a termination notice period of either six or twelve months. Following any notice of termination, the employee would continue to receive salary and benefits compensation, and the vesting periods with respect to any outstanding share awards would continue to run, in the normal course until the date of termination.

  In accordance with SEC rules, the information presented in this table assumes a termination date of December 31, 2017 and that the applicable notice had been given prior to such date.

2 Payment would only be made in the event that the share award was not assumed, converted or replaced in connection with a change in control. We do not provide excise tax "gross up."

3 Assumes termination for "good reason" or a termination by the company other than for cause or unsatisfactory performance following a change in control. We do not provide excise tax "gross up."

4 Under the Flanagan Agreement, Mr. Flanagan is entitled to an annual cash bonus that is equal to the greater of $4,750,000 or his most recent annual cash bonus upon certain terminations of employment.

5 Under the Flanagan Agreement, Mr. Flanagan's severance payment is equal to the sum of (i) his base salary; (ii) the greater of $4,750,000 or his most recent annual cash bonus; and (iii) the fair market value at grant of his most recent equity award.

6 Under the Flanagan Agreement, Mr. Flanagan and his covered dependents are entitled to medical benefits for a period of 36 months following termination. Represents cost to the company for reimbursement of such medical benefits.

**Information regarding other equity compensation plans**
The following table sets forth information about common shares that may be issued under our existing equity compensation plans as of December 31, 2017.

| Name of plan | Approved by security holders[1] | Number of securities to be issued upon exercise of outstanding options, warrants and rights | Weighted average exercise price of outstanding options, warrants and rights | Number of securities remaining available for future issuance under equity compensation plans (excluding outstanding options)[2] |
| --- | --- | --- | --- | --- |
| 2016 Global Equity Incentive Plan | ✓ | N/A | N/A | 17,721,435 |
| 2012 Employee Stock Purchase Plan | ✓ | N/A | N/A | 2,160,326 |
| 2010 Global Equity Incentive Plan (ST) | | N/A | N/A | 1,774,147 |
| **Total** | | **N/A** | **N/A** | **21,655,908** |

1 With respect to the 2010 Global Equity Incentive Plan (ST), shares are issued only as employment inducement awards in connection with a strategic transaction and, as a result, do not require shareholder approval under the rules of the New York Stock Exchange or otherwise.
2 Excludes unvested restricted stock awards and unvested restricted stock units.

# CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(u) of Regulation S-K of the Exchange Act, we are providing the following information about the relationship of the annual total compensation of Mr. Martin L. Flanagan, our Chief Executive Officer (our "CEO"), and our employees (other than our CEO):

For 2017, our last completed fiscal year:
- the annual total compensation of our median employee (other than our CEO), was $97,775; and
- the annual total compensation of our CEO was $13,805,195.

For 2017, the ratio of the annual total compensation of our CEO to the annual total compensation of our median employee (other than our CEO) was 141 to 1.

Our CEO to median employee pay ratio is calculated in accordance with the SEC requirements. As of October 1, 2017, we identified the median employee by examining 2016 total compensation for all individuals, excluding our CEO. We included all employees who were employed by us during all of 2016 (our prior fiscal year) and included base salary, cash bonus, commissions, overtime, performance fees and deferred incentive compensation. We did not make any assumptions, adjustments or estimates with respect to compensation, and we did not annualize the compensation for any employees.

After identifying the median employee, we calculated 2017 annual total compensation for such employee and the CEO using the same methodology we use for our named executive officers as set forth in the 2017 Summary Compensation table in this proxy statement.

# Compensation Committee Interlocks and Insider Participation

During fiscal year 2017, the following directors served as members of the Compensation Committee: C. Robert Henrikson (Chairperson), Sarah E. Beshar, Edward P. Lawrence, Ben F. Johnson III, Denis Kessler, Sir Nigel Sheinwald, G. Richard Wagoner, Jr. and Phoebe A. Wood. No member of the Compensation Committee was an officer or employee of the company or any of its subsidiaries during 2017, and no member of the Compensation Committee was formerly an officer of the company or any of its subsidiaries or was a party to any disclosable related person transaction involving the company. During 2017, none of the executive officers of the company has served on the board of directors or on the compensation committee of any other entity that has or had executive officers serving as a member of the Board of Directors or Compensation Committee of the company.

# Certain Relationships and Related Transactions

## Share repurchases

In order to pay withholding or other similar taxes due in connection with the vesting of equity awards granted under our incentive plans, employee participants, including our executive officers, may elect the "net shares" method whereby the company purchases from the participant shares equal in value to an approximation of the tax withholding liability in connection with vesting equity awards. Under the "net shares" method, the price per share paid by the company for repurchases is the closing price of the company's common shares on the NYSE on the vesting date. During 2017, the company repurchased common shares from the executive officers for the aggregate consideration shown in the following table.

| Name and title | Number of shares repurchased (#) | Aggregate consideration ($) |
|---|---|---|
| Kevin M. Carome<br>Senior Managing Director and General Counsel | 23,323 | 1,576,698 |
| Martin L. Flanagan<br>President and Chief Executive Officer | 89,241 | 8,293,863 |
| Gregory M. McGreevey<br>Senior Managing Director, Investments | 32,744 | 2,232,921 |
| Colin D. Meadows<br>Senior Managing Director and Chief Administrative Officer | 32,475 | 2,179,842 |
| Andrew R. Schlossberg<br>Senior Managing Director and Head of EMEA | 17,897 | 1,407,924 |
| Loren M. Starr<br>Senior Managing Director and Chief Financial Officer | 30,381 | 2,057,295 |
| Philip A. Taylor<br>Senior Managing Director and Head of the Americas | 66,062 | 4,100,256 |

## Interests in or alongside certain Invesco-sponsored private funds

Some of our employees, including our executive officers, their spouses, related charitable foundations or entities they own or control are provided the opportunity to invest in or alongside certain Invesco-sponsored private funds that we offer to independent investors. We generally limit such investments to employees that meet certain accreditation requirements. Employees who make such investments usually do not pay management or performance fees charged to independent investors. In addition, certain of our employees, including some of our executive officers, receive the right to share in performance fees earned by Invesco in connection with our management of Invesco-sponsored private funds. Messrs. Flanagan, Carome, Lo and Starr have made investments in or alongside Invesco-sponsored private funds. There were no distributions (consisting of profits, other income, return of capital and performance fees) exceeding $120,000 from Invesco-sponsored private funds during the fiscal year ended December 31, 2017 to our executive officers (or persons or entities affiliated with them).

**Other**

A relative of Mr. Flanagan is an employee in our US business and earned $307,636 in total compensation in 2017. His compensation was established in accordance with the company's employment and compensation practices applicable to employees with equivalent qualifications and responsibilities and holding similar positions.

# Related Person Transaction Policy

Management is required to present for the approval or ratification of the Audit Committee all material information regarding an actual or potential related person transaction.

The Board of Directors has adopted written Policies and Procedures with Respect to Related Person Transactions to address the review, approval, disapproval or ratification of related person transactions. "Related persons" include the company's executive officers, directors, director nominees, holders of more than five percent (5%) of the company's voting securities, immediate family members of the foregoing persons and any entity in which any of the foregoing persons is employed, is a partner or is in a similar position, or in which such person has a 5% or greater ownership interest. A "related person transaction" means a transaction or series of transactions in which the company participates, the amount involved exceeds $120,000 and a related person has a direct or indirect interest (with certain exceptions permitted by SEC rules).

Management is required to present for the approval or ratification of the Audit Committee all material information regarding an actual or potential related person transaction. The policy requires that, after reviewing such information, the disinterested members of the Audit Committee will approve or disapprove the transaction. Approval will be given only if the Audit Committee determines that such transaction is in, or is not inconsistent with, the best interests of the company and its shareholders. The policy further requires that in the event management becomes aware of a related person transaction that has not been previously approved or ratified, it must be submitted to the Audit Committee promptly.

# Section 16(a) Beneficial Ownership Reporting Compliance

The company believes that all Section 16(a) filing requirements were complied with during fiscal year 2017.

Section 16(a) of the Exchange Act requires certain officers, directors and persons who beneficially own more than 10% of the company's common shares to file reports of ownership and reports of changes in ownership with the SEC. The reporting officers, directors and 10% shareholders are also required by SEC rules to furnish the company with copies of all Section 16(a) reports they file. Based solely on its review of copies of such reports, the company believes that all Section 16(a) filing requirements applicable to its directors, reporting officers and 10% shareholders were complied with during 2017.

# Security Ownership of Principal Shareholders

The following table sets forth the common shares beneficially owned as of February 15, 2018 by each shareholder known to us to beneficially own more than five percent of the company's outstanding common shares. The percentage of ownership indicated in the following table is based on 407,155,811 common shares outstanding as of February 15, 2018.

| Name and address of beneficial owner | Amount and nature of beneficial ownership[1] | Percent of class (%) |
|---|---|---|
| The Vanguard Group<br>100 Vanguard Boulevard, Malvern, Pennsylvania 19355 | 42,139,931[2] | 10.35 |
| BlackRock, Inc.<br>55 East 52nd Street, New York, NY 10055 | 31,142,942[3] | 7.65 |

1 Except as described otherwise in the footnotes to this table, each beneficial owner in the table has sole voting and investment power with regard to the shares beneficially owned by such owner.

2 On February 8, 2018, The Vanguard Group, on behalf of itself and certain of its affiliates (collectively, "Vanguard") filed a Schedule 13G/A with the SEC indicating that Vanguard had sole voting power with respect to 564,549 common shares, shared voting power with respect to 87,794 common shares, sole dispositive power with respect to 41,499,835 common shares and shared dispositive power with respect to 640,096 common shares, of Invesco.

3 On January 30, 2018, BlackRock, Inc., on behalf of itself and certain of its affiliates (collectively, "BlackRock") filed a Schedule 13G/A with the SEC indicating that BlackRock had sole voting power with respect to 27,504,433 common shares and sole dispositive power with respect to 31,142,943 common shares, of Invesco.

# Security Ownership of Management

The following table lists the common shares beneficially owned as of February 15, 2018 by (i) each director; (ii) each executive officer named in the Summary Compensation Table above; and (iii) all current directors and executive officers as a group. The percentage of ownership indicated below is based on 407,155,811 of the company's common shares outstanding on February 15, 2018.

Beneficial ownership reported in the below table has been determined according to SEC regulations and includes common shares that may be acquired within 60 days after February 15, 2018, but excludes deferred shares which are disclosed in a separate column. Unless otherwise indicated, all directors and executive officers have sole voting and investment power with respect to the shares shown. No shares are pledged as security. As of February 15, 2018, no individual director, director nominee or named executive officer owned beneficially 1% or more of our common shares, and our directors and executive officers as a group owned approximately 1.8% of our outstanding common shares.

| Name | Common shares beneficially owned | Deferred share awards[1] | Total |
|------|---------------------------------:|-------------------------:|------:|
| Sarah E. Beshar | 5,866 | – | 5,866 |
| Joseph R. Canion | 48,193 | 5,925 | 54,118 |
| Martin L. Flanagan[2] | 3,884,332 | 250,356 | 4,134,688 |
| C. Robert Henrikson | 24,074 | – | 24,074 |
| Ben F. Johnson III | 36,695 | – | 36,695 |
| Denis Kessler | 48,340 | – | 48,340 |
| Sir Nigel Sheinwald | 11,823 | – | 11,823 |
| G. Richard Wagoner, Jr.[3] | 22,725 | – | 22,725 |
| Phoebe A. Wood | 28,790 | – | 28,790 |
| Andrew T. S. Lo | 324,027 | 220,092 | 544,119 |
| Gregorgy G. McGreevey | 382,048 | 30,769 | 412,817 |
| Loren M. Starr | 471,079 | 33,653 | 504,732 |
| Philip A. Taylor | 159,808 | 250,462 | 410,270 |
| All Directors and Executive Officers as a Group (16 persons)[4] | 6,279,184 | 921,503 | 7,200,687 |

1 For Mr. Canion, represents deferred shares awarded under our legacy Deferred Fees Share Plan. For the named executive officers, represents restricted stock units under the 2011 Global Equity Incentive Plan and 2016 Global Equity Incentive Plan. None of the shares subject to such awards may be voted or transferred by the participant.

2 For Mr. Flanagan, includes an aggregate of 3,365,127 shares held in trust and 400 shares held by Mr. Flanagan's spouse. Mr. Flanagan has shared voting and investment power with respect to these shares.

3 For Mr. Wagoner, includes 5,000 shares held in trust via a defined benefit account. Mr. Wagoner has sole voting and investment power with respect to these shares.

4 For one of the executive officers of the group, the executive officer has shared voting and investment power with respect to 68,758 shares.

# Advisory Vote to Approve the Company's Executive Compensation

**General**

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd Frank Act") enables our shareholders to vote to approve, on an advisory (nonbinding) basis, the compensation of our named executive officers as disclosed in this proxy statement in accordance with the SEC's rules. This proposal, commonly known as a "say-on-pay" proposal, gives our shareholders the opportunity to express their views on our named executive officer compensation. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this proxy statement.

We are asking our shareholders to vote "FOR" the following resolution at the Annual General Meeting:

"RESOLVED, that the Company's shareholders approve, on an advisory (non-binding) basis, the compensation of the named executive officers, as disclosed in the Company's Proxy Statement for the 2018 Annual General Meeting of Shareholders pursuant to the Securities and Exchange Commission's compensation disclosure rules, including the Compensation Discussion and Analysis, the compensation tables and related narrative discussion."

Invesco's compensation programs, particularly our annual incentive pools, are tied to the achievement of our multi-year strategic objectives and financial results and our success in serving our clients' and shareholders' interests, as further described in **Executive Compensation** above. In considering their vote, we urge shareholders to review the information included in this proxy statement in **Executive Compensation**. The extent there is any significant vote against the named executive officer compensation as disclosed in this proxy statement, we will consider our shareholders' concerns, and the Compensation Committee will evaluate whether any actions are necessary to address those concerns. Under the Board's current policy, shareholders are given an opportunity to cast an advisory vote on this topic annually.

**Recommendation of the board**
**THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS, AS DISCLOSED IN THIS PROXY STATEMENT PURSUANT TO THE COMPENSATION DISCLOSURE RULES OF THE SEC.** This proposal requires the affirmative vote of a majority of votes cast at the Annual General Meeting.

# Appointment of Independent Registered Public Accounting Firm

**General**

The Audit Committee of the Board has proposed the appointment of PricewaterhouseCoopers LLP ("PwC") as the independent registered public accounting firm to audit the company's consolidated financial statements for the fiscal year ending December 31, 2018 and to audit the company's internal control over financial reporting as of December 31, 2018. During and for the fiscal year ended December 31, 2017, PwC audited and rendered opinions on the financial statements of the company and certain of its subsidiaries. PwC also rendered an opinion on the company's internal control over financial reporting as of December 31, 2017. In addition, PwC provides the company with tax consulting and compliance services, accounting and financial reporting advice on transactions and regulatory filings and certain other services not prohibited by applicable auditor independence requirements. See **Fees Paid to Independent Registered Public Accounting Firm** below. Representatives of PwC are expected to be present at the Annual General Meeting and will have the opportunity to make a statement if they desire to do so. It is also expected that they will be available to respond to appropriate questions.

**Recommendation of the board**

**THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPOINTMENT OF PWC AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2018.** This proposal requires the affirmative vote of a majority of votes cast at the Annual General Meeting. If the appointment is not approved, the Audit Committee will reconsider the selection of PwC as the company's independent registered public accounting firm.

# Fees Paid to Independent Registered Public Accounting Firm

The Audit Committee of the Board, with the approval of the shareholders, engaged PwC to perform an annual audit of the company's consolidated financial statements for fiscal year 2017. The following table sets forth the approximate aggregate fees billed or expected to be billed to the company by PwC for fiscal year 2017 and 2016, for the audit of the company's annual consolidated financial statements and for other services rendered by PwC in 2017 and 2016.

|  | Fiscal year ($ in millions)[5] | |
| --- | --- | --- |
|  | 2017 | 2016 |
| Audit fees[1] | 5.0 | 4.6 |
| Audit-related fees[2] | 1.7 | 1.6 |
| Tax fees[3] | 1.4 | 1.2 |
| All other fees[4] | 1.1 | 3.4 |
| Total fees | 9.2 | 10.8 |

1 The 2017 audit fees amount includes approximately $3.2 million (2016: $2.95 million) for audits of the company's consolidated financial statements and $1.8 million (2016: $1.7 million) for statutory audits of subsidiaries.
2 Audit-related fees consist of attest services not required by statute or regulation, audits of employee benefit plans and accounting consultations in connection with new accounting pronouncements and acquisitions.
3 Tax fees consist of compliance and advisory services.
4 In 2017, all other fees relate primarily to professional consulting services. In 2016, all other fees related to the identification of structured and organizational alternatives for certain of our administrative functions.
5 These amounts do not include fees paid to PwC associated with audits conducted on certain of our affiliated investment companies, unit trusts and partnerships.

# Pre-Approval Process and Policy

All audit and non-audit services provided to the company and its subsidiaries by PwC during fiscal years 2017 and 2016 were either specifically approved or pre-approved under the audit and non-audit services pre-approval policy.

The Audit Committee has adopted policies and procedures for pre-approving all audit and non-audit services provided by our independent auditors. The policy is designed to ensure that the auditor's independence is not impaired. The policy sets forth the Audit Committee's views on audit, audit-related, tax and other services. It provides that, before the company engages the independent auditor to render any service, the engagement must either be specifically approved by the Audit Committee or fall into one of the defined categories that have been pre-approved. The policy defines the services and the estimated range of fees for such services that the committee has pre-approved. The term of any such categorical approval is 12 months, unless the committee specifically provides otherwise, and the policy requires the related fee levels to be set annually. Where actual invoices in respect of any service are materially in excess of the estimated range, the committee must approve such excess amount prior to payment. The policy also prohibits the company from engaging the auditors to provide certain defined non-audit services that are prohibited under SEC rules. Under the policy, the Audit Committee may delegate pre-approval authority to one or more of its members, but may not delegate such authority to the company's management. Under the policy, our management must inform the Audit Committee of each service performed by our independent auditor pursuant to the policy. This requirement normally is satisfied by a report issued to the Audit Committee from the independent auditor. Requests to the Audit Committee for separate approval must be submitted by both the independent auditor and our chief financial officer and the request must include a joint statement as to whether it is deemed consistent with the SEC's and Public Company Accounting Oversight Board's rules on auditor independence.

# Report of the Audit Committee

**Membership and role of the Audit Committee**
The Audit Committee of the Board consists of Phoebe A. Wood (Chairperson), Sarah E. Beshar, C. Robert Henrikson, Ben F. Johnson III, Denis Kessler, Sir Nigel Sheinwald and G. Richard Wagoner, Jr. Each of the members of the Audit Committee is independent as such term is defined under the NYSE listing standards and applicable law. The primary purpose of the Audit Committee is to assist the Board of Directors in fulfilling its responsibility to oversee (i) the company's financial reporting, auditing and internal control activities, including the integrity of the company's financial statements, (ii) the independent auditor's qualifications and independence, (iii) the performance of the company's internal audit function and independent auditor, and (iv) the company's compliance with legal and regulatory requirements. The Audit Committee's function is more fully described in its written charter, which is available on the company's website.

**Review of the company's audited consolidated financial statements for the fiscal year ended December 31, 2017**
The Audit Committee has reviewed and discussed the audited financial statements of the company for the fiscal year ended December 31, 2017 with the company's management. The Audit Committee has also performed the other reviews and duties set forth in its charter. The Audit Committee has discussed with PricewaterhouseCoopers LLP ("PwC"), the company's independent registered public accounting firm, the matters required to be discussed by professional auditing standards. The Audit Committee has also received the written disclosures and the letter from PwC required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditor's communications with the Audit Committee concerning independence, and has discussed the independence of PwC with that firm. Based on the Audit Committee's review and discussions noted above, the Audit Committee recommended to the Board of Directors that the company's audited consolidated financial statements be included in the company's Annual Report for filing with the SEC.

Respectfully submitted by the Audit Committee:

Phoebe A. Wood (Chairperson)
Sarah E. Beshar
C. Robert Henrikson
Ben F. Johnson III
Denis Kessler
Sir Nigel Sheinwald
G. Richard Wagoner, Jr.

# Shareholder Proposal Regarding the Elimination of Voting Standards of Greater than a Majority of the Votes Cast in the Company's Charter and Bye-Laws

**General**

We received the proposal below from a shareholder, James McRitchie, and have been advised that he intends to have his representative present the proposal for action at our annual meeting. As of December 1, 2017, this shareholder states that he owns 100 shares of the company's common stock. Mr. McRitchie's address is 9295 Yorkship Court, Elk Grove, California 95758. The text of the shareholder proposal and supporting statement below appear exactly as received by the company. All statements contained in the shareholder proposal and supporting statement are the sole responsibility of the shareholder. Neither the company nor the Board accepts responsibility for the content of the proposal or supporting statement, which are included here in accordance with applicable proxy rules and regulations.

"RESOLVED, Invesco Ltd shareholders request that our board take each step necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. This means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws. It is important that our company take each step necessary to adopt this proposal topic. It is also important that our company take each step necessary to avoid a failed vote on this proposal topic.

**Supporting statement:**

Shareowners are willing to pay a premium for shares of companies that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School (https://papers.ssrn.com/sol3/papers.cfm?abstract_id=593423).

Supermajority requirements are used to block initiatives supported by most shareowners but opposed by a status quo management. The majority of S&P 500 and S&P 1500 companies have no supermajority voting requirements.

This proposal topic won from 74% to 99% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill, Macy's, Ferro Arconic, and Cognizant Technology Solutions. Currently a 1%-minority can frustrate the will of our 66%-shareholder majority. In other words a 1%-minority could have the power to prevent shareholders from improving our corporate governance.

Please vote to enhance shareholder value:"

**Recommendation of the board**
**THE BOARD OF DIRECTORS TAKES NO POSITION AND MAKES NO RECOMMENDATION ON THIS PROPOSAL.** Our Nomination and Corporate Governance Committee and Board will consider the voting results on this proposal in their future deliberations regarding the appropriate voting standards within the company's Charter and Bye-Laws. This proposal requires the affirmative vote of a majority of votes cast at the Annual General Meeting.

# General Information Regarding the Annual General Meeting

---

**Questions and answers about voting your common shares**

**Q. Why did I receive this Proxy Statement?**
You have received these proxy materials because Invesco's Board of Directors is soliciting your proxy to vote your shares at the Annual General Meeting on May 10, 2018. This proxy statement includes information that is designed to assist you in voting your shares and information that we are required to provide to you under SEC rules.

**Q. What is a proxy?**
A "proxy" is a written authorization from you to another person that allows such person (the "proxy holder") to vote your shares on your behalf. The Board of Directors is asking you to allow any of the following persons to vote your shares at the Annual General Meeting: Ben F. Johnson III, Chairperson of the Board of Directors; Martin L. Flanagan, President and Chief Executive Officer; Loren M. Starr, Senior Managing Director and Chief Financial Officer; Colin D. Meadows, Senior Managing Director and Chief Administrative Officer and Kevin M. Carome, Senior Managing Director and General Counsel.

**Q. Why did I not receive my proxy materials in the mail?**
As permitted by rules of the SEC, Invesco is making this Proxy Statement and its Annual Report on Form 10-K for the fiscal year ended December 31, 2017 ("Annual Report") available to its shareholders electronically via the Internet. The "e-proxy" process expedites shareholders' receipt of proxy materials and lowers the costs and reduces the environmental impact of our Annual General Meeting.

On March 27, 2018, we mailed to shareholders of record as of the close of business on March 12, 2018 ("Record Date") a Notice of Internet Availability of Proxy Materials ("Notice") containing instructions on how to access this Proxy Statement, our Annual Report and other soliciting materials via the Internet. If you received a Notice by mail, you will not receive a printed copy of the proxy materials in the mail. Instead, the Notice instructs you on how to access and review all of the important information contained in the Proxy Statement and Annual Report. The Notice also instructs you on how you may submit your proxy. If you received a Notice by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions included in the Notice to request such materials.

**Q. Who is entitled to vote?**
Each holder of record of Invesco common shares on the Record Date for the Annual General Meeting is entitled to attend and vote at the Annual General Meeting.

**Q. What is the difference between holding shares as a "shareholder of record" and as a "beneficial owner"?**
- **Shareholders of record.** You are a shareholder of record if at the close of business on the Record Date your shares were registered directly in your name with Computershare, our transfer agent.
- **Beneficial owner.** You are a beneficial owner if at the close of business on the Record Date your shares were held by a brokerage firm or other nominee and not in your name. Being a beneficial owner means that, like most of our shareholders, your shares are held in "street name." As the beneficial owner, you have the right to direct your broker or nominee how to vote your shares by following the voting instructions your broker or nominee provides. If you do not provide your broker or nominee with instructions on how to vote your shares, your broker or nominee will be able to vote your shares with respect to some of the proposals, but not all. Please see "What if I return a signed proxy or voting instruction card, but do not specify how my shares are to be voted?" below for additional information.

- Invesco has requested banks, brokerage firms and other nominees who hold Invesco common shares on behalf of beneficial owners of the common shares as of the close of business on the Record Date to forward the Notice to those beneficial owners. Invesco has agreed to pay the reasonable expenses of the banks, brokerage firms and other nominees for forwarding these materials.

**Q. How many votes do I have?**

Every holder of a common share on the Record Date will be entitled to one vote per share for each Director to be elected at the Annual General Meeting and to one vote per share on each other matter presented at the Annual General Meeting. On the Record Date there were 410,815,046 common shares outstanding and entitled to vote at the Annual General Meeting.

**Q. What proposals are being presented at the Annual General Meeting?**

Invesco intends to present proposals numbered one through three for shareholder consideration and voting at the Annual General Meeting. These proposals are for:

1 Election of nine (9) members of the Board of Directors;

2 Advisory vote to approve the company's executive compensation; and

3 Appointment of PricewaterhouseCoopers LLP as the company's independent registered public accounting firm.

In addition, Proposal No. 4, a shareholder proposal, is also expected to be presented.

Other than the matters set forth in this Proxy Statement and matters incident to the conduct of the Annual General Meeting, Invesco does not know of any business or proposals to be considered at the Annual General Meeting. If any other business is proposed and properly presented at the Annual General Meeting, the proxies received from our shareholders give the proxy holders the authority to vote on such matter in their discretion.

**Q. How does the Board of Directors recommend that I vote?**

The Board of Directors recommends that you vote:
- FOR the election of the nine (9) directors nominated by our Board and named in this proxy statement;
- FOR the approval, on an advisory basis, of the compensation of our named executive officers; and
- FOR appointment of PricewaterhouseCoopers LLP as the company's independent registered public accounting firm.

The Board of Directors takes no position and makes no recommendation on the shareholder proposal.

**Q. How do I attend the Annual General Meeting?**

All shareholders are invited to attend the Annual General Meeting. An admission ticket (or other proof of share ownership) and some form of government-issued photo identification (such as a valid driver's license or passport) will be required for admission to the Annual General Meeting. Only shareholders who own Invesco common shares as of the close of business on the Record Date and invited guests will be entitled to attend the meeting. An admission ticket will serve as verification of your ownership. Registration will begin at 12:00 p.m. eastern time and the Annual General Meeting will begin at 1:00 p.m. eastern time.
- If your Invesco shares are registered in your name and you received or accessed your proxy materials electronically via the Internet, click the appropriate box on the electronic proxy card or follow the telephone instructions when prompted and an admission ticket will be held for you at the check-in area at the Annual General Meeting.
- If you received your proxy materials by mail and voted by completing your proxy card and checked the box indicating that you plan to attend the meeting, an admission ticket will be held for you at the check-in area at the Annual General Meeting.
- If your Invesco shares are held in a bank or brokerage account, contact your bank or broker to obtain a written legal proxy in order to vote your shares at the meeting. If you do not obtain a legal proxy from your bank or broker, you will

not be entitled to vote your shares, but you can still attend the Annual General Meeting if you bring a recent bank or brokerage statement showing that you owned Invesco common shares on March 12, 2018. You should report to the check-in area for admission to the Annual General Meeting.

**Q. How do I vote and what are the voting deadlines?**
You may vote your shares in person at the Annual General Meeting or by proxy. There are three ways to vote by proxy:

- **Via the internet:** You can submit a proxy via the Internet until 11:59 p.m. eastern time on May 9, 2018, by accessing the web site at http://www.envisonreports.com/IVZ and following the instructions you will find on the web site. Internet proxy submission is available 24 hours a day. You will be given the opportunity to confirm that your instructions have been properly recorded.
- **By telephone:** You can submit a proxy by telephone until 11:59 p.m. eastern time on May 9, 2018, by calling toll-free 1-800-652-VOTE (8683) (from the U.S. and Canada) and following the instructions.
- **By mail:** If you have received your proxy materials by mail, you can vote by marking, dating and signing your proxy card and returning it by mail in the enclosed postage-paid envelope. If you hold your common shares in an account with a bank or broker (i.e., in "street name"), you can vote by following the instructions on the voting instruction card provided to you by your bank or broker. Proxy cards returned by mail must be received no later than the close of business on May 9, 2018.

**Even if you plan to be present at the Annual General Meeting, we encourage you to vote your common shares by proxy using one of the methods described above. Invesco shareholders of record who attend the meeting may vote their common shares in person, even though they have sent in proxies.**

**Q. What if I hold restricted shares?**
For participants in the 2016 Global Equity Incentive Plan and the 2011 Global Equity Incentive Plan who hold restricted share awards through the company's stock plan administrator, your restricted shares will be voted as you instruct the custodian for such shares, Invesco Ltd. (the "Custodian"). There are three ways to vote: via the Internet, by telephone or by returning your voting instruction card. Please follow the instructions included on your voting instruction card on how to vote using one of the three methods. Your vote will serve as voting instructions to the Custodian for your restricted shares. If you do not provide instructions regarding your restricted shares, the Custodian will not vote them. You cannot vote your restricted shares in person at the meeting. **To allow sufficient time for voting by the Custodian, the Custodian must receive your vote by no later than 11:59 p.m. eastern time on May 4, 2018.**

**Q. May I change or revoke my vote?**
Yes. You may change your vote in one of several ways at any time before it is cast prior to the applicable deadline for voting:

- Grant a subsequent proxy via the Internet or telephone;
- Submit another proxy card (or voting instruction card) with a date later than your previously delivered proxy;
- Notify our Company Secretary in writing before the Annual General Meeting that you are revoking your proxy or, if you hold your shares in "street name," follow the instructions on the voting instruction card; or
- If you are a shareholder of record, or a beneficial owner with a proxy from the shareholder of record, vote in person at the Annual General Meeting.

**Q. What will happen if I do not vote my shares?**
- **Shareholders of record.** If you are the shareholder of record and you do not vote in person at the Annual General Meeting, or by proxy via the Internet, by telephone, or by mail, your shares will not be voted at the Annual General Meeting.
- **Beneficial owners.** If you are the beneficial owner of your shares, your broker or nominee may vote your shares only on those proposals on which it has discretion to vote. Under NYSE rules, your broker or nominee has discretion to vote your shares on routine matters, such as Proposal No. 3, but does not have discretion

to vote your shares on non-routine matters, such as Proposals No. 1, 2 or 4. Therefore, if you do not instruct your broker as to how to vote your shares on Proposals No. 1, 2 or 4, this would be a "broker non-vote," and your shares would not be counted as having been voted on the applicable proposal. **We therefore strongly encourage you to instruct your broker or nominee on how you wish to vote your shares.**

**Q. What is the effect of a broker non-vote or abstention?**
Under NYSE rules, brokers or other nominees who hold shares for a beneficial owner have the discretion to vote on a limited number of routine proposals when they have not received voting instructions from the beneficial owner at least ten days prior to the Annual General Meeting. A "broker non-vote" occurs when a broker or other nominee does not receive such voting instructions and does not have the discretion to vote the shares. Pursuant to Bermuda law, broker non-votes and abstentions are not included in the determination of the common shares voting on such matter, but are counted for quorum purposes.

**Q. What if I return a signed proxy or voting instruction card, but do not specify how my shares are to be voted?**
- **Shareholders of record.** If you are a shareholder of record and you submit a proxy, but you do not provide voting instructions, all of your shares will be voted FOR Proposals No. 1, 2 and 3 and ABSTAIN on Proposal 4.
- **Beneficial owners.** If you are a beneficial owner and you do not provide the broker or other nominee that holds your shares with voting instructions, the broker or other nominee will determine if it has the discretionary authority to vote on the particular matter. Under NYSE rules, brokers and other nominees have the discretion to vote on routine matters, such as Proposal No. 3, but do not have discretion to vote on non-routine matters, such as Proposals No. 1, 2 and 4. Therefore, if you do not provide voting instructions to your broker or other nominee, your broker or other nominee may only vote your shares on Proposal No. 3 and any other routine matters properly presented for a vote at the Annual General Meeting.

**Q. What does it mean if I receive more than one Notice of Internet Availability of Proxy Materials?**
It means you own Invesco common shares in more than one account, such as individually and jointly with your spouse. **Please vote all of your common shares**. Please see "Householding of Proxy Materials" below for information on how you may elect to receive only one Notice.

**Q. What is a quorum?**
A quorum is necessary to hold a valid meeting. The presence, in person, of two or more persons representing, in person or by proxy, more than 50% of the issued and outstanding common shares entitled to vote at the meeting as of the Record Date constitutes a quorum for the conduct of business.

**Q. What vote is required in order to approve each proposal?**
For each proposal, the affirmative vote of a majority of the votes cast on such proposal at the Annual General Meeting is required. Under our Bye-Laws, a majority of the votes cast means the number of shares voted "for" a proposal must exceed 50% of the votes cast with respect to such proposal. Votes "cast" include only votes cast with respect to shares present in person or represented by proxy and excludes abstentions.

**Q. How will voting on any other business be conducted?**
Other than the matters set forth in this Proxy Statement and matters incident to the conduct of the Annual General Meeting, we do not know of any business or proposals to be considered at the Annual General Meeting. If any other business is proposed and properly presented at the Annual General Meeting, the persons named as proxies will vote on the matter in their discretion.

**Q. What happens if the Annual General Meeting is adjourned or postponed?**
Your proxy will still be effective and will be voted at the rescheduled Annual General Meeting. You will still be able to change or revoke your proxy until it is voted.

**Q. Who will count the votes?**
A representative of Computershare, our transfer agent, will act as the inspector of election and will tabulate the votes.

**Q. How can I find the results of the Annual General Meeting?**
Preliminary results will be announced at the Annual General Meeting. Final results will be published in a Current Report on Form 8-K that we will file with the SEC within four business days after the Annual General Meeting.

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**Important additional information**

**Costs of solicitation**
The cost of solicitation of proxies will be paid by Invesco. We have retained Alliance Advisors LLC to solicit proxies for a fee of approximately $18,000 plus a reasonable amount to cover expenses. Proxies may also be solicited in person, by telephone or electronically by Invesco personnel who will not receive additional compensation for such solicitation. Copies of proxy materials and our Annual Report will be supplied to brokers and other nominees for the purpose of soliciting proxies from beneficial owners, and we will reimburse such brokers or other nominees for their reasonable expenses.

**Presentation of financial statements**
In accordance with Section 84 of the Companies Act 1981 of Bermuda, Invesco's audited consolidated financial statements for the fiscal year ended December 31, 2017 will be presented at the Annual General Meeting. These statements have been approved by the Board. There is no requirement under Bermuda law that these statements be approved by shareholders, and no such approval will be sought at the Annual General Meeting.

**Registered and principal executive offices**
The registered office of Invesco is located at Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda. The principal executive office of Invesco is located at 1555 Peachtree Street N.E., Atlanta, Georgia 30309, and the telephone number there is 1-404-892-0896.

**Shareholder proposals for the 2019 annual general meeting**
In accordance with the rules established by the SEC, any shareholder proposal submitted pursuant to Rule 14a-8 under the Exchange Act intended for inclusion in the proxy statement for next year's annual general meeting of shareholders must be received by Invesco no later than 120 days before the anniversary of the date of this proxy statement (e.g., not later than November 27, 2018). Such proposals should be sent to our Company Secretary in writing to Invesco Ltd., Attn: Office of the Company Secretary, 1555 Peachtree Street N.E., Atlanta, Georgia 30309, or by email to company.secretary@invesco.com. To be included in the Proxy Statement, the proposal must comply with the requirements as to form and substance established by the SEC and our Bye-Laws, and must be a proper subject for shareholder action under Bermuda law.

The company implemented "proxy access" in 2017. Proxy access allows eligible shareholders to include their director nominees in the company's proxy materials for an annual general meeting of shareholders, along with the candidates nominated by the Board as long as certain criteria are met and such request to include a shareholder-nominated candidate is received not less than 90 nor more than 120 days prior to the first anniversary of the preceding year's annual general meeting (e.g. from January 10, 2019 to February 9, 2019). Subject to the terms and conditions set forth in our Bye-Laws, generally, eligible shareholders who have continuously maintained qualifying ownership of at least 3% of the company's outstanding shares for at least the previous three years are generally permitted to use the company's proxy statement to nominate, at the company's annual general meeting of shareholders, a number of eligible director candidates equal to the greater of two and the largest whole number that does not exceed 20% of the number of directors in office as of the last day on which a proxy access notice may be delivered.

A shareholder may otherwise propose business for consideration or nominate persons for election to the Board in compliance with SEC proxy rules, Bermuda law, our Bye-Laws and other legal requirements, without seeking to have the proposal included in Invesco's proxy statement pursuant to Rule 14a-8 under the Exchange Act. Under our Bye-Laws, notice of such a proposal must generally be provided to our Company Secretary not less than 90 nor more than 120 days prior to the first anniversary of the preceding year's annual general meeting. The period under our Bye-Laws for receipt of such proposals for next year's meeting is thus from January 10, 2019 to February 9, 2019. (However, if the date of the annual general meeting is more than 30 days before or more than 60 days after such anniversary date, any notice by a shareholder of business or the nomination of directors for election or reelection to be brought before the annual general meeting to be timely must be delivered (i) not earlier than the close of business on the 120th day prior to such annual general meeting; and (ii) not later than the close of business on the later of (A) the 90th day prior to such annual general meeting and (B) the 10th day following the day on which public announcement of the date of such meeting is first made.) SEC rules permit proxy holders to vote proxies in their discretion in certain cases if the shareholder does not comply with these deadlines, and in certain other cases notwithstanding compliance with these deadlines.

In addition, Sections 79-80 of the Bermuda Companies Act allows shareholders holding at least 5% of the total voting rights or totaling 100 record holders (provided that they advance to the company all expenses involved and comply with certain deadlines) to require Invesco (i) to give notice of any resolution that such shareholders can properly propose at the next annual general meeting; and/or (ii) to circulate a statement regarding any proposed resolution or business to be conducted at a general meeting.

**United States Securities and Exchange Commission reports**
A copy of the company's Annual Report on Form 10-K ("Annual Report"), including financial statements, for the fiscal year ended December 31, 2017, is being furnished concurrently herewith to all shareholders holding shares as of the Record Date. Please read it carefully.

Shareholders may obtain a copy of the Annual Report, without charge, by visiting the company's web site at **www.invesco.com** or by submitting a request to our Company Secretary at: company.secretary@invesco.com or by writing Invesco Ltd., Attn: Office of the Company Secretary, 1555 Peachtree Street N.E., Atlanta, Georgia 30309. Upon request to our Company Secretary, the exhibits set forth on the exhibit index of the Annual Report may be made available at a reasonable charge (which will be limited to our reasonable expenses in furnishing such exhibits).

**Householding of proxy materials**

The SEC has adopted rules that permit companies and intermediaries (such as banks and brokers) to satisfy the delivery requirements for Proxy Statements and Annual Reports with respect to two or more shareholders sharing the same address by delivering a single Proxy Statement and Annual Report to those shareholders. This process, which is commonly referred to as "householding," potentially means extra convenience for shareholders and cost savings for companies.

A number of banks and brokers with account holders who are beneficial holders of the company's common shares will be householding the company's proxy materials or the Notice. Accordingly, a single copy of the proxy materials or Notice will be delivered to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once you have received notice from your bank or broker that it will be householding communications to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive separate proxy materials or copies of the Notice, please notify your bank or broker, or contact our Company Secretary at: company.secretary@invesco.com, or by mail to Invesco Ltd., Attn: Office of the Company Secretary, 1555 Peachtree Street N.E., Atlanta, Georgia 30309, or by telephone to 404-892-0896. The company undertakes, upon oral or written request to the address or telephone number above, to deliver promptly a separate copy of the company's proxy materials or the Notice to a shareholder at a shared address to which a single copy of the applicable document was delivered. Shareholders who currently receive multiple copies of the proxy materials or the Notice at their address and would like to request householding of their communications should contact their bank or broker or the Company Secretary at the contact address and telephone number provided above.

# Appendix A

**AUM ranking disclosure**
Our AUM ranking data excludes passive products, closed-end funds, private equity limited partnerships, non-discretionary funds, unit investment trusts, fund of funds with component funds managed by Invesco, stable value building block funds and consolidated debt obligations. Certain funds and products were excluded from the analysis because of limited benchmark or peer group data. Had these been available, results may have been different. These results are preliminary and subject to revision.

Data is as of December 31, 2017. AUM measured in the one-, three- and five-year peer group rankings represents 56%, 56% and 53% of total Invesco AUM, respectively.

Peer group rankings are sourced from a widely-used third party ranking agency in each fund's market (Lipper, Morningstar, IA, Russell, Mercer, eVestment Alliance, SITCA, Value Research) and asset-weighted in U.S. dollars. Rankings are as of prior quarter-end for most institutional products and prior month-end for Australian retail funds due to their late release by third parties. Rankings for the most representative fund in each global investment performance standards ("GIPS") composite are applied to all products within each GIPS composite. Performance assumes the reinvestment of dividends. Past performance is not indicative of future results and may not reflect an investor's experience.

# Appendix B

U.S. GAAP rules on consolidation require the company to consolidate certain investment product assets and liabilities which significantly distort our balance sheet and associated financial metrics.

## Non-GAAP reconciliations

We utilize the following non-GAAP performance measures: net revenue (and by calculation, net revenue yield on AUM), adjusted operating income, adjusted operating margin, adjusted net income attributable to Invesco Ltd. and adjusted diluted earnings per share (EPS). The company believes the adjusted measures provide valuable insight into the company's ongoing operational performance and assist in comparisons to its competitors. These measures also assist the company's management with the establishment of operational budgets and forecasts and assist the Board of Directors and management of the company in determining incentive compensation decisions. The most directly comparable U.S. GAAP measures are operating revenues (and by calculation, gross revenue yield on AUM), operating income, operating margin, net income attributable to Invesco Ltd. and diluted EPS.

The following are reconciliations of operating revenues, operating income (and by calculation, operating margin), and net income attributable to Invesco Ltd. (and by calculation, diluted EPS) on a U.S. GAAP basis to a non-GAAP basis of net revenues, adjusted operating income (and by calculation, adjusted operating margin), and adjusted net income attributable to Invesco Ltd. (and by calculation, adjusted diluted EPS). These non-GAAP measures should not be considered as substitutes for any U.S. GAAP measures and may not be comparable to other similarly titled measures of other companies. The tax effect of the reconciling items is based on the tax jurisdiction attributable to the transactions. Notes to the reconciliations follow the tables and further details are available in the company's Annual Report on Form 10-K.

## Reconciliation of operating revenues to net revenues:

| $ in millions | 2017 | 2016 | 2015 | 2014 | 2013 |
|---|---|---|---|---|---|
| Operating revenues, U.S. GAAP basis | 5,160.3 | 4,734.4 | 5,122.9 | 5,147.1 | 4,644.6 |
| Proportional share of revenues, net of third-party distribution expenses, from joint venture investments[1] | 48.7 | 43.7 | 61.0 | 56.7 | 51.7 |
| Third party distribution, service and advisory expenses[2] | (1,486.5) | -1,407.2 | (1,579.9) | (1,630.7) | (1,489.2) |
| Consolidated investment products (CIP)[3] | 32.4 | 22.3 | 39.2 | 35.2 | 37.9 |
| Other reconciling items[6] | – | – | – | – | 7.0 |
| Net revenues | 3,754.9 | 3,393.2 | 3,643.2 | 3,608.3 | 3,252.0 |

## Reconciliation of operating income to adjusted operating income:

| $ in millions | 2017 | 2016 | 2015 | 2014 | 2013 |
|---|---|---|---|---|---|
| Operating income, U.S. GAAP basis | 1,277.1 | 1,176.4 | 1,358.4 | 1,276.9 | 1,120.2 |
| Proportional share of net operating income from joint venture investments[1] | 18.4 | 15.9 | 27.4 | 25.9 | 21.3 |
| CIP[3] | 42.9 | 51.0 | 63.2 | 69.8 | 73.0 |
| Business combinations[4] | 43.8 | 22.3 | 12.8 | 12.6 | 23.0 |
| Compensation expense related to market valuation changes in deferred compensation plans[5] | 20.3 | 8.1 | 4.3 | 11.5 | 25.1 |
| Other reconciling items[6] | 77.7 | 39.1 | 27.6 | 98.3 | 29.5 |
| Adjusted operating income | 1,480.2 | 1,312.80 | 1,493.7 | 1,495.0 | 1,292.1 |
| | | | | | |
| Operating margin[7] | 24.7% | 24.8% | 26.5% | 24.8% | 24.1% |
| Adjusted operating margin[8] | 39.4% | 38.7% | 41.0% | 41.4% | 39.7% |

**Reconciliation of net income attributable to Invesco Ltd. to adjusted net income attributable to Invesco Ltd.:**

| $ in millions, except per share data | 2017 | 2016 | 2015 | 2014 | 2013 |
|---|---|---|---|---|---|
| Net income attributable to Invesco Ltd., U.S. GAAP basis | 1,127.3 | 854.2 | 968.1 | 988.1 | 940.3 |
| CIP, eliminated upon consolidation[3] | (2.3) | (3.0) | 40.4 | (7.8) | 8.7 |
| Business combinations, net of tax[4] | 39.3 | 59.5 | 14.0 | 36.2 | (23.8) |
| Deferred compensation plan market valuation changes and dividend income less compensation expense, net of tax[5] | (4.6) | (2.5) | 5.9 | (0.3) | (12.6) |
| Other reconciling items, net of tax[6] | (53.8) | 15.9 | 20.3 | 78.6 | 40.7 |
| Adjusted net income attributable to Invesco Ltd.[9] | 1,105.9 | 924.1 | 1,048.7 | 1,094.8 | 953.3 |
| | | | | | |
| Average shares outstanding - diluted | 409.9 | 415.0 | 429.3 | 435.6 | 448.5 |
| Diluted EPS | $2.75 | $2.06 | $2.26 | $2.27 | $2.10 |
| Adjusted diluted EPS[10] | $2.70 | $2.23 | $2.44 | $2.51 | $2.13 |

1 **Proportional share of net revenues and operating income from joint venture investments:** This reconciling item relates to the proportional share of net revenue and operating income of the company's two joint venture investments in China. The company continues to enhance its operations in China to improve its competitive position over time and believes that it is appropriate to evaluate the contribution of these joint ventures to the operations of the business through the company's proportional share of revenues and related expenses. It is also consistent with the presentation of AUM and net flows (where our proportional share of the ending balances and related activity are reflected) and provides a more meaningful calculation of net revenue yield on AUM.

2 **Third-party distribution, service and advisory expenses:** Third-party distribution, service and advisory expenses include renewal commissions, management fee rebates and distribution costs (12b-1 and marketing support) paid to brokers and independent financial advisors and other service and administrative fees paid to third parties. Management believes that the deduction of third-party distribution, service and advisory expenses from operating revenues appropriately reflects these expenses as being passed through to external parties who perform functions on behalf of, and distribute, the company's managed funds. Further, these expenses vary extensively by geography due to the differences in distribution channels. The net presentation of these expenses assists in identifying the revenue contribution generated by the business, removing distortions caused by the differing distribution channel fees and allowing for a fair comparison of the company with U.S. peer investment managers and within Invesco's own investment units.

3 **CIP:** These non-GAAP measures add back the management and performance fees earned by Invesco from the consolidated products and remove the income and expenses recorded by the consolidated products that have been included in the U.S. GAAP Consolidated Statements of Income. The company believes that the consolidation of investment products may impact a reader's analysis of the underlying results of operations and could result in confusion with investors, analysts, or external credit rating agencies with respect to the financial condition of the company.

4 **Business combination related adjustments:** Business combination related adjustments represent transaction and integration charges, the reversal of business combination-related deferred tax liabilities recorded under U.S. GAAP and other acquisition/disposition related adjustments. These adjustments are useful to investors and other users of the Consolidated Financial Statements as they help comparability with peer companies that may not have similar income or charges.

5 **Market movement on deferred compensation plan liabilities:** Certain deferred compensation plan awards are linked to the appreciation (depreciation) of specified investments typically managed by the company. Invesco hedges economically the exposure to market movements by holding these investments on its balance sheet and through a total return swap. Since these plans are hedged economically, the company believes it is useful to reflect the offset ultimately achieved from hedging the investment market exposure in the calculation of adjusted operating income (and by calculation, adjusted operating margin) and adjusted net income attributable to Invesco Ltd. (and by calculation, adjusted diluted EPS), to produce results that will be more comparable period to period.

6 **Other reconciling items:** Other reconciling items include costs associated with the company's business optimization efforts, employee benefit plan termination charges, regulatory charges which include the revaluation of deferred tax assets and liabilities following the Tax Cuts and Job Act enacted in the United States in 2017, and other costs that have been adjusted due to the unique character and magnitude of the reconciling items, or because the item represents a continuation of a reconciling item adjusted from U.S. GAAP in a prior period.

7 Operating margin is equal to operating income divided by operating revenues.

8 Adjusted operating margin is equal to adjusted operating income divided by net revenues.

9 The effective tax rate on adjusted net income attributable to Invesco Ltd. is 27.0% (2016: 26.8%; 2015: 27.1%; 2014: 26.6%; 2013: 26.3%).

10 Adjusted diluted EPS is equal to adjusted net income attributable to Invesco Ltd. divided by the weighted average number of common and restricted shares outstanding. There is no difference between the calculated earnings per share amounts presented above and the calculated earnings per share amounts under the two class method.